Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Lantern Press Holdings, Inc.
4225 2nd Ave. S
Seattle, WA 98134
https://lanternpress.com/

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Lantern Press Holdings, Inc.
Address: 4225 2nd Ave. S, Seattle, WA 98134
State of Incorporation: WA
Date Incorporated: February 06, 2024

Terms:

Equity

Offering Minimum: $15,000.00 | 6,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $250.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor, family, friend, staff, or sales rep with Lantern Press, you are eligible for additional bonus shares.

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Time-Based Perk

Early Bird 1

Invest $500+ within the first week and receive 5% bonus shares.

Early Bird 2

Invest $1,000+ within the first week and receive 10% bonus shares.

Early Bird 3

Invest $2,500+ within the first week and receive 15% bonus shares.

Early Bird 4

Invest $25,000+ within the first week and receive 25% bonus shares.

Early Bird 5

Invest $250+ within the first two weeks and receive $50 gift card.

Early Bird 6

Invest $1,000+ within the first two weeks and receive 5% bonus shares.

Early Bird 7

Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Early Bird 8

Invest $25,000+ within the first two weeks and receive 20% bonus shares.

Mid Campaign Perk

FLASH PERK - Invest $500+ in weeks 6 & 7 and receive a limited edition National Park Puzzle

Volume-Based Perks

Tier 1

Invest $1000+ and receive a $50 Lantern Press gift card.

Tier 2

Invest $2,500+ and receive a $100 Lantern Press gift card + 3% bonus shares.

Tier 3

Invest $5,000+ and work with us directly to curate a personal gift basket of our products with artwork you love valued at $500 + 5% bonus shares.

Tier 4

Invest $10,000+ and receive an Exclusive Collection of Premium Postcards featuring our favorite 100 Illustrations we've ever created + 10% bonus shares.

Tier 5

Invest $25,000+ and receive the Postcard Collection + Full Tour of the Lantern Press Facility w/ Meet & Greet with the Teams + 15% bonus shares.

Tier 6

Invest $50,000+ and receive Postcard Collection + Tour + We'll create a fully custom illustration of your home, vacation home, office, or any other landmark that is meaningful to you! + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Lantern Press Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Lantern Press Holdings, Inc., a Washington Corporation, was incorporated on February 6, 2024. The Company previously operated as Lantern Press, LLC, a Washington Limited Liability Company incorporated on September 27, 2005. On February 6, 2024, Lantern Press Holdings, Inc. acquired all membership interests in Lantern Press LLC in exchange for shares of Lantern Press Holdings, Inc. Before Lantern Press LLC, the Company operated as Historic Northwest Images, LLC, a Washington Limited Liability Corporation incorporated on April 1, 2005.

The Lantern Press library of more than 74,350 images generates a massive catalog of 30,632,200 SKUs, driving revenue in multiple channels including retail, wholesale, and licensing for a total of $139 million to date. This library is constantly growing through customer requests for custom art and our proactive identification of market opportunities; we average over 6,000 new images per year.

These images are created by hand, with intention, and often in partnership with our customers. We believe our image library is a key point of differentiation from our competitors. We're able to scale the efforts of our creative team using efficient processes and innovative technology.

Lantern press sells to customers across various channels:

- Individual e-commerce customers can order a single Lantern Press product with their choice of tens of thousands of images.

- Small, independent retailers can merchandise their stores with products representing their specific area and audience, with a low minimum order quantity.

- Popular destinations and larger retailers have the volume to unlock our custom artwork program, enabling them to collaborate with us for statement imagery tailored to their location.

- Large, multi-door retailers can benefit from our custom and existing art library, as well as our capability for flexible order volume that scales to their needs.

Lantern Press artwork IP is owned by the Company.

Competitors and Industry

Market

The Company is targeting the Global Retail Market, valued at $28,344.5 billion in 2023 (Source 1). Within this consumer product retail market, the tourism, hospitality, and resort industries continue to expand. According to WTTC's Travel & Tourism Economic Impact 2023 Global Trends Report, the GDP contribution of the U.S. Travel & Tourism sector grew by 16.9% in 2022, to reach $2 trillion (Source 2). A McKinsey study predicts the travel and tourism GDP to grow 5.8% per year on average between 2022 and 2032, outpacing the overall economy by an expected 2.7% per year (Source 3).

Source 1: https://www.researchandmarkets.com/report/retail

Source 2: https://wttc.org/news-article/us-leads-global-travel-and-tourism-rebound-says-wttc

Source 3: https://www.mckinsey.com/industries/travel-logistics-and-infrastructure/our-insights/future-of-tourism-bridging-the-labor-gap-enhancing-customer-experience

Competitors

We have three types of competitors in the marketplace:

First, we have similar companies to us that create artwork and place that artwork onto products. One direct competitor in this area doesn't manufacture much product but instead licenses to several other companies, so there is multiple shipments and color matching headwinds that they experience. The other primarily produces product in China or Korea.

Second, we have import competitors. They will be able to beat us on price due to imports, but usually have to order 1000+ of a mug for instance to get that pricing, where we will do mugs in 72 pieces made in USA. These competitors also have long leadtimes for production (60-90 days) and shipping (30+ days) where we aim to produce orders in 2-4 weeks.

Third, we have the "white van" wholesaler, where they will visit your store and do your inventory and restocking. They have extremely limited SKU counts and no customization, so we don't see much impact from this competitor type.

Current Stage and Roadmap

The Lantern Press library of more than 74,350 images generates a massive catalog of 30,632,200 SKUs, driving revenue in multiple channels including retail, wholesale, and licensing for a total of $139 million to date. This library is constantly growing through customer requests for custom art and our proactive identification of market opportunities; we average over

6,000 new images per year.

The Company currently sells products in 5,000+ stores — find us in gift shops from the Space Needle to Yellowstone. Our long-standing relationships include North America's most iconic parks, tourist attractions & resorts.

Many of our products are created onsite at our Seattle headquarters. This 35,340-square-foot manufacturing facility is equipped with state-of-the-art printers and automation for cutting, binding, and packaging. This allows us close supervision of quality, as well as management of production and shipping. We also strategically partner with third-party makers when it amplifies our efficiency and product selection.

Where possible we source domestically, like our best-selling magnets made with steel from the Midwest and printed in Seattle on FSC-certified U.S. paper.

Lantern Press will continue to seek growth in three areas. First, growth in share in wallet of existing customers. As we develop additional artwork and product, we primarily focus on existing customers to build our mutual partnership. Second, we will seek additional retailers within our current verticals (National Parks, Resorts, Destinations, Gift Shops, and mid-market retailers). Third, we will expand into new markets such as Cruise, Boutiques, and General Gift. We are also makers of products that are Print on Demand (POD) which is highly sought after in the consumer space. We plan to scale our manufacturing to support new business development in white label manufacturing of puzzles, journals, coasters, stickers, and other core product lines to produce for other retailers. Lastly, we plan to expand our Licensing. With 74,500 images, we know we have an incredible amount of value in the artwork to license to non-competitive makers of products we don't produce and in markets that we are not currently in.

The Team

Officers and Directors

Name: Aaron Morris

Aaron Morris's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO & Director
  Dates of Service: June, 2005 - Present
  Responsibilities: Mr. Morris leads the company's overall vision and manages the executive team and technology.

Name: Jeffrey Del Rosario

Jeffrey Del Rosario's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP, Finance and Principal Accounting Officer
  Dates of Service: February, 2023 - Present
  Responsibilities: Mr. Del Rosario oversees the financial operations of Lantern Press.

Other business experience in the past three years:

- Employer: Savers, Inc.
  Title: Assistant Controller
  Dates of Service: September, 2019 - August, 2022
  Responsibilities: Managed the accounting functions of the company.

Name: Lisa Lindley

Lisa Lindley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President Human Resources
  Dates of Service: June, 2019 - Present
  Responsibilities: Mrs. Lindley owns the HR function for the Company. Mrs. Lindley currently works 24 hours per week for the Company.

Other business experience in the past three years:

- Employer: Swift HR Solutions
  Title: Senior HR Consultant
  Dates of Service: January, 2016 - Present
  Responsibilities: I support a very small client with HR - phone & email questions only.

Name: Justin Yeck

Justin Yeck's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President of Sales & Customer Success
  Dates of Service: April, 2023 - Present
  Responsibilities: Mr. Yeck currently manages all Sales Managers/Field Representatives and the Customer Success Manager and team.

Other business experience in the past three years:

- Employer: Feizy Import & Export
  Title: Vice President of Sales, Marketing & Product Development/Design
  Dates of Service: July, 2017 - August, 2022
  Responsibilities: In my previous role, I achieved impressive results, such as increasing sales by 148% during the pandemic, launching over 100 new collections and 500 designs, and boosting social media and email engagement by 200%. I also revamped the brand messaging, catalog production, and sales tools to optimize the cost and effectiveness of our marketing campaigns.

Name: Josephine Kimberling

Josephine Kimberling's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: VP of Creative
  Dates of Service: May, 2019 - Present
  Responsibilities: As the VP of Creative, I conceptualize and implement artistic vision and craft organizational strategies that amplify revenue. Artfully balance sales and marketing demands with consumer needs to build brand clarity, and awareness, and drive engagement.

Other business experience in the past three years:

- Employer: FIGO Fabrics
  Title: Licensing Artist
  Dates of Service: May, 2016 - Present
  Responsibilities: I provide artwork that gets printed on fabric for the quilting industry.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or the “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company’s Form C. The following risk factors are not intended, and shall

not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. The current market environment may make it difficult for us to obtain credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action that could adversely affect your investment. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales or revenue-generating activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself

and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that

could harm the Company's reputation, business, financial condition, and operating results.

Supply Chain Disruptions
Custom printing services rely heavily on a smooth supply chain to deliver raw materials to our manufacturing facility. Any disruptions, such as transportation issues, labor disputes, or natural disasters, can lead to delays in product delivery and customer dissatisfaction.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment.
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Aaron Morris	8,510,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 12,900,000 with a total of 9,800,000 outstanding.

Voting Rights

Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,290,000 shares to be issued pursuant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,510,000
  Use of proceeds: Issuance to Founder
  Date: February 06, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $19,786,096 compared to $19,602,650 in fiscal year 2023.

Revenue was essentially flat year over year, due to our focus and prioritization in improving profitability through expense reductions and realizing improvements within cost of sales. We did this while simultaneously acquiring 809 net new retail doors, which was a key strategy to gain market share. We also invested in equipment to modernize our production capabilities to maximize margin as we go into continued growth years ahead. Over 74% of our net new doors took place in the last quarter of 2023 due to the timing of our marketing efforts including tradeshows, market expansion realization, and gaining substantial purchase orders from these new stores. Had the store expansion happened in the Spring, which is normal for our industry, it would have dramatically impacted our revenue for 2023.

Cost of sales

Cost of Sales for fiscal year 2022 was $12,846,139 compared to $12,180,681 in fiscal year 2023.

Cost of Sales in 2023 saw an improvement over 2022 of $665,458, removing 5.1% of our expenses from the business, while achieving nearly the same revenue result. This demonstrates momentum in the company to realize cost savings at a substantial level. Many of these cost saving measures took place in the Fall and Winter of 2023, so the full annual impact of the cost savings isn't fully realized in the 2023 performance of the company, however, these cost savings continue into 2024 and beyond. Our ability to be agile and resourceful is one of our greatest strengths and it showed in 2023. There are several cost of sales improvements that are underway, such as onshoring product to the USA, where we will not only save on unit cost, but also on freight and import duty costs. This also lowers our cost of capital, as cash outlay decreases with lower minimums on domestic raw material sourcing. In late 2023, we negotiated new costs and payment terms with the majority of our suppliers. As we fully exit the COVID-19 pandemic, we have been able to lower costs not only in raw materials, but freight expenses that were driven up dramatically during previous years.

Gross margins

Gross margins for fiscal year 2022 were $6,939,958 compared to $7,421,970 in fiscal year 2023.

Gross Margin in 2023 was a $482,012 increase over 2022. This improvement was accomplished through cost savings without materially impacting total revenue. We not only improve our cost of sales in 2023, but we also improved our expenses, which drove the YOY gross margin improvement. This improvement demonstrates strong momentum in the company toward profitability while simultaneously accomplishing market gain at 16% growth rate of retail doors. We also saw a strong increase in profitability in our eCommerce business as we increased our pricing on average by 17% while retaining unit sales, driving profitability and efficiency. An ongoing focus on our highest-margin products will continue to drive the gross margin performance of the business, as we began to see in 2023. Focusing our marketing efforts as well as customer education of our top performers will drive revenue growth, but also drive margin improvement through production efficiencies as well as raw materials purchasing.

Expenses

Expenses for fiscal year 2022 were $9,544,646 compared to $9,142,236 in fiscal year 2023.

Expenses in 2023 dropped by $402,410, which was primarily due to lowering our SG&A expenses, namely payroll.. This reorganization produced an annualize decrease in payroll expenses of $559,055, as some of the staffing adjustments took place in late 2023. While this was a tough decision, it prepared the organization for growth with nimble, focused, and coordinated teams. We have learned that we are capable of driving bigger results with smaller teams that are focused on core strategy. At Lantern Press, we have also nurtured a mindset of saving resources and protecting our cash. Several meaningful initiatives are in process to expand our expense reduction as we now leverage growth with operational improvements coupled with cost of sales improvements. We also streamlined our technology stack and saved on multiple software subscriptions. For our tradeshow expenses, in the Fall we moved much of our marketing and sales activities to digital, versus in-person events, driving additional expense savings.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because substantial cost saving measures and increased growth. Past cash was primarily generated through sales. Our goal is to continue growing the company's revenue by a minimum of 10%, while limiting expenses as we use free cash flow to leverage operational performance.

We seek to grow our revenue in three areas. First, growth in share in wallet of existing customers. As we develop additional artwork and product, we primarily focus on existing customers to build our mutual partnership. Second, we will seek additional retailers within our current verticals (National Parks, Resorts, Destinations, Gift Shops, and mid-market retailers). Third, we will expand into new markets such as Cruise, Boutiques, and General Gift. We are also makers of products that are Print on Demand (POD) which is highly sought after in the consumer space. We plan to scale our manufacturing to support new business development in white label manufacturing of puzzles, journals, coasters, stickers, and other core product lines to produce for other retailers. Lastly, we plan to expand our Licensing. With 74,500 images, we know we have an incredible amount of value in the artwork to license to non-competitive makers of products we don't produce and in markets that we are not currently in.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April, 2024, the Company has capital resources available in the form of line of credit for $1,750,000 from Celtic Capital, a shareholder loan in the amount of $735,059, and $92,821 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 32% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for several years. This is based on a current monthly burn rate of $0 for expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for several years. This is based on a current monthly burn rate of $0 for expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including increased lines of credit and future capital raises.

Indebtedness

- Creditor: Revolving Credit Facility
  Amount Owed: $1,709,689.00
  Interest Rate: 12.0%
  Maturity Date: February 01, 2025
  The Company originally entered into a Revolving Credit Facility on February 15, 2019, and subsequently amended the agreement on May 26, 2022, whereby the lender from time to time, makes advances to the borrower. A/R allowable amount is the lesser of A/R Borrowing Base - eighty-five percent (85%) of the Net Face Amount of eligible accounts and the A/R Maximum Commitment - $1,750,000. Inventory Allowable Amount is the lesser of the Inventory Borrowing Base - twenty-five percent (25%) of the Eligible inventory and the Inventory Maximum Commitment - $400,000. The Company had outstanding balances of $1,061,141 and $892,388 as of December 31, 2022 and December 31, 2023, respectively.

- Creditor: Lender
  Amount Owed: $301,800.00
  Interest Rate: 12.99%
  Maturity Date: July 22, 2024
  On July 22, 2023, the Company entered into a loan agreement with a loan amount of $464,000, payable in 12 months with 12.99% annual interest rate. The Company had an outstanding balance of $364,739 as of December 31, 2023. Accrued interest is $3,300 as of March 31, 2024.

- Creditor: Lender
  Amount Owed: $400,000.00
  Interest Rate: 24.0%
  Maturity Date: September 05, 2026
  On September 05, 2023, the Company entered into a loan agreement with a loan amount of $400,000, payable in 36 months with 2% monthly interest rate.

- Creditor: Revenue Purchase Agreement
  Amount Owed: $113,630.00
  Interest Rate: 0.0%
  Maturity Date: September 21, 2024
  On December 08, 2023, the Company entered into a Revenue Purchase Agreement with a loan amount of $250,000, for a purchased amount of $342,500, payable in a weekly frequency at an amount of $8,563. The debt balance is $237,499 and includes unamortized debt issue costs of $12,550 as of December 31, 2023.

- Creditor: Lender
  Amount Owed: $278,578.00
  Interest Rate: 10.0%
  Maturity Date: December 20, 2026
  On December 15, 2023, the Company entered into a loan agreement totaling $278,578. The loan shall be due and demandable on December 20, 2026 with an interest rate of 10% per annum. The interest rate increases to 12% if one payment is missed, 15% if two payments are missed, and 18% if three payments are missed.

- Creditor: Lender
  Amount Owed: $70,153.00
  Interest Rate: 12.7%
  Maturity Date: October 25, 2026
  On September 25, 2023, for value received, the Company promises to pay the principal sum of seventy thousand one hundred fifty-three and 13/100 dollars ($70,153), together with interest until maturity, at the rate of 12.70% per

annum for a term of 36 months whereas first 3 months shall include interest payment only.

- Creditor: Small Business Administration
  Amount Owed: $2,108,373.00
  Interest Rate: 3.75%
  Maturity Date: July 20, 2050
  On July 16, 2020, Small Business Administration authorized a loan or Loan Modification to Lantern Press, LLC in the amount of two million and 00/100 Dollars ($2,000,000). Installment payments, including principal and interest, of $9,899. Monthly, will begin twenty-four (24) months from the date of the Original Note. The balance of principal and interest will be payable Thirty (30) years from the date of the Original Note. Interest will accrue at the rate of 3.75% per annum. The effectivity of the note is on October 15, 2021. The Company had an outstanding loan of $2,000,000 as of December 31, 2023. Accrued interest is $108,373 as of March 31, 2024.

- Creditor: Lender
  Amount Owed: $175,112.00
  Interest Rate: 0.0%
  Maturity Date: November 01, 2025
  On December 18, 2023, the Company entered into a second amendment to Lease agreement, where the landlord agrees to defer a portion of the deferred rent. Monthly installment of $2,824 of the deferred rent shall be payable on or before the first day of each calendar month beginning May 2024 until November 2025. The balance on this lease is $993,363, which includes $212,098 of deferred rent as of December 31, 2023.

Related Party Transactions

- Name of Entity: Aaron Morris
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Promissory note for $743,111.
  Material Terms: Promissory note for $743,111 including accrued interest of $40,756 with an interest rate of 8% and a maturity date of 9/30/2027.

- Name of Entity: Damon Morris
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Promissory note for $649,481.
  Material Terms: Promissory note for $649,481 including accrued interest of $55,268 with an interest rate of 10% and a maturity date of 12/31/2025.

- Name of Entity: John Morris
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Promissory note for $283,901.
  Material Terms: Promissory note for $283,901 with $83,901 in accrued interest, with an interest rate of 10.3% and a maturity date of 12/31/2025.

- Name of Entity: Michael Busch
  Relationship to Company: Friend
  Nature / amount of interest in the transaction: Promissory note for $100,000.
  Material Terms: Promissory note for $100,000 with an interest rate of 12% and a maturity date of 7/1/2024.

- Name of Entity: Adam Harvey
  Relationship to Company: Friend
  Nature / amount of interest in the transaction: Promissory note for $50,000.
  Material Terms: Promissory note for $50,000 with an interest rate of 14% and a maturity date of 9/30/2024.

Valuation

Pre-Money Valuation: $24,500,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preffered Stock outstanding. The company has no options, warrants or convertible securities outstanding. In making this calculation, we have assumed any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  5.5%
  We will use 5.5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  24.0%
  We will use 24% of the funds raised to purchase inventory for the Company's product in preparation of 2024 sales.

- Company Employment
  5.0%
  We will use 5% of the funds to hire key personnel for daily operations, including the following roles: Sales and Marketing, Customer service. Wages to be commensurate with training, experience and position.

- Working Capital
  59.0%
  We will use 59% of the funds for working capital to cover expenses for the 2024 growth as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lanternpress.com/ (https://wholesale.lanternpress.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including

any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lanternpress

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Lantern Press Holdings, Inc.

[See attached]

Lantern Press Holdings, Inc.
(the "Company")
a Washington Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

As of Inception - February 6, 2024

Table of Contents

Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Lantern Press Holdings, Inc. Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception- February 6, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding a Predecessor Entity:
Lantern Press Holdings, Inc was incorporated on February 6, 2024 in Washington state. Lantern Press Holdings, Inc. will serve as a holding company for its predecessor Lantern Press Holdings, LLC, who is the operating subsidiary. Lantern Press Holdings, Inc will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 22, 2024

LANTERN PRESS HOLDINGS, INC. STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of Inception February 6, 2024
ASSETS	
Current Assets:	
Cash & cash equivalents	-
Total Current Assets	-
Non-Current Assets:	
Total Non-Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Current Liabilities:	-
Total Current Liabilities	-
Non-Current Liabilities:	
Total Non-Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Common Stock	-
Additional Paid In Capital	-
Retained Earnings	-
TOTAL EQUITY	-
TOTAL LIABILITIES AND EQUITY	-

LANTERN PRESS HOLDINGS, INC. STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Inception
	February 6, 2024
Revenue	-
Cost of Revenue	-
Gross Profit	-
Operating Expenses	-
General and Administrative	
Total Operating Expenses	-
Operating Income (loss)	-
Earnings Before Income Taxes	-
Provision for Income Tax Expense/(Benefit)	-
Net Income (loss)	**-**

LANTERN PRESS HOLDINGS, INC. STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception
	February 6, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	-
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used in) Investing Activities	-
FINANCING ACTIVITIES	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

LANTERN PRESS HOLDINGS, INC. STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Inception- February 6, 2024	1,000	-	-	-	-

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Lantern Press Holdings, Inc ("the Company") was formed in Washington on February 6, 2024. The Company's principal business is internally developing digital images and printing them on a variety of mediums which are sold in wholesale and retail markets. The Company's principal place of business is in Seattle, Washington.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long-term obligations.

NOTE 6 – EQUITY

The Company has authorized 1,000 and issued 1,000 common shares with no par value.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of inception to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 22, 2024, the date these financial statements were available to be issued.

On March 13, 2024, the Company increased the number of authorized shares of common stock to 12,900,000 of common shares with no par value. Further, the Company underwent a 8,510-to-1 stock split with respect to all issued and outstanding shares. 8,510,000 shares were issued and outstanding as of March 13, 2024.

Lantern Press, LLC
(the "Company")
a Washington Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Lantern Press, LLC Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding a Successor Entity:
Lantern Press Holdings, Inc was incorporated on February 6, 2024 in Washington state. Lantern Press Holdings, Inc. will serve as a holding company for its predecessor Lantern Press Holdings, LLC, who is the operating subsidiary. Lantern Press Holdings, Inc will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
April 9, 2024

LANTERN PRESS, LLC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & cash equivalents	136,224	163,413
Accounts Receivable, net - Wholesale	1,194,151	1,013,918
Accounts Receivable - eCommerce	675,284	462,001
Inventory - Raw Materials	516,732	712,151
Inventory - Work in Progress	18,553	25,944
Inventory - Finished Goods	674,728	508,416
Prepayments	171,178	190,614
Other current assets	32,862	23,642
Total Current Assets	3,419,713	3,100,098
Non-Current Assets:		
Furnitures, equipments, & leasehold improvements - net	532,350	808,384
Intangible assets - net	1,397,363	1,652,220
Other Non-current assets	100,259	148,581
Total Non-Current Assets	2,029,971	2,609,185
TOTAL ASSETS	5,449,684	5,709,283
LIABILITIES AND EQUITY		
Current Liabilities:	-	-
Accounts Payable	2,858,579	2,236,570
Payroll liabilities	257,910	338,006
Accrued Expenses	285,959	120,577
Short term debt	1,257,127	1,061,141
Current portion - Long term debt	170,984	-
Current Portion Related Party (Subordinated debt)	375,194	92,728
Other current liabilities	395,770	504,209
Total Current Liabilities	5,601,523	4,353,230
Non-Current Liabilities:		
Long term debt	3,596,510	2,943,526
Deferred Rent	212,098	247,712
Related Party (Subordinated debt)	1,304,078	1,415,714
Total Non-Current Liabilities	5,112,686	4,606,952
TOTAL LIABILITIES	10,714,208	8,960,182

EQUITY		
Capital Contribution	-	-
Capital Distribution	-	0
APIC	292,380	292,380
Retained Earnings	(5,556,904)	(3,543,279)
TOTAL EQUITY	(5,264,524)	(3,250,899)
TOTAL LIABILITIES AND EQUITY	5,449,684	5,709,283

LANTERN PRESS, LLC STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Net Sales	19,484,960	19,643,155
Cost of Goods Sold	12,180,681	12,846,139
Gross Profit	7,304,280	6,797,017
Operating Expenses		
General and Administrative expense	1,539,619	1,484,798
Advertising and Marketing expense	1,592,509	1,727,803
Payroll expense	5,890,301	6,378,888
Bad debt expense	-	78,775
Total Operating Expenses	**9,022,428**	**9,670,264**
Total Loss from Operations	**(1,718,148)**	**(2,873,248)**
Other Income/Expense		
Gain on debt extinguishment	-	-
Interest Expense	792,825	434,679
Other Income	(629,706)	(432,084)
Other Expense	-	-
Total Other Income/Expense	**163,119**	**2,594**
Earnings Before Income Taxes, Depreciation, and Amortization	**(1,881,268)**	**(2,875,842)**
Amortization expense	87,347	73,334
Depreciation expense	110,314	90,191
Net Income (Loss)	**(2,078,929)**	**(3,039,367)**

LANTERN PRESS, LLC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(2,078,929)	(3,039,367)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable, net - Wholesale	(180,233)	(174,557)
Accounts Receivable - eCommerce	(213,284)	143,967
Inventory - Raw Materials	195,419	358,946
Inventory - Work in Progress	7,391	1,701
Inventory - Finished Goods	(166,312)	(58,680)
Prepayments	19,436	302,546
Other current assets	(9,220)	21,308
Accounts Payable	622,009	930,825
Payroll liabilities	(80,096)	(41,134)
Accrued Expenses	165,382	50,548
Other current liabilities	(108,439)	238,115
Bad debt expense	65,303	78,775
Amortization expense	87,347	73,334
Cost of Goods Sold	333,230	290,824
Depreciation expense	110,314	90,191
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	848,247	2,306,709
Net Cash provided by (used in) Operating Activities	(1,230,682)	(732,658)
INVESTING ACTIVITIES	-	-
Furnitures, equipments, & leasehold improvements - net	-	(1,216,237)
Other Non-current assets	48,322	-
Net Cash provided by (used in) Investing Activities	48,322	(1,216,237)
FINANCING ACTIVITIES		
Short term debt	195,986	1,056,064
Current portion - Long term debt	170,984	(187,467)
Current Portion Related Party (Subordinated debt)	282,466	92,728
Long term debt	706,645	548,814
Deferred Rent	(89,275)	(66,250)
Related Party (Subordinated debt)	(111,636)	(140,961)
Net Cash provided by (used in) Financing Activities	1,155,171	1,302,927
Cash at the beginning of period	163,413	809,378
Net Cash increase (decrease) for period	(27,189)	(645,965)
Cash at end of period	136,224	163,413

LANTERN PRESS, LLC STATEMENT OF CHANGES IN MEMBER EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Member's Capital		Member's	Retained earnings		Total Member's
	Units	$ Amount	Drawings	(Deficit)	APIC	Equity
Beginning balance at 1/1/22	-	500	(736,718)	524,686	-	(211,532)
Accumulated Deficit Adjustment				(1,028,598)		(1,028,598)
Contribution	-	(500)	-	-	-	(500)
Distribution	-	-	736,718	-	-	736,718
Additional Paid In Capital					292,380	292,380
Net income (loss)	-	-	-	(3,039,367)	-	(3,039,367)
Ending balance at 12/31/22	-	-	-	(3,543,279)	292,380	(3,250,899)
Accumulated Deficit Adjustment		-	-	65,303	-	65,303
Contribution	-	-	-	-	-	-
Distribution	-	-	-	-	-	-
Additional Paid In Capital	-	-	-	-	-	-
Net income (loss)	-	-	-	(2,078,929)	-	(2,078,929)
Ending balance at 12/31/23	-	-	-	(5,556,904)	292,380	(5,264,524)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Lantern Press, LLC ("the Company") was formed in Washington on April 14th, 2005, Aaron Morris, as the original sole member, with an original name of Historic Northwest Images, LLC, which was subsequently changed to Lantern Press, LLC on September 26, 2005. The Company's principal business is internally developing digital images and printing them on a variety of mediums which are sold in wholesale and retail markets. The company's principal place of business is in Seattle, Washington.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern Consideration

The accompanying statement of financial position has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business. Uncertainties and challenges that the company faces include:

1. Realization of assets and satisfaction of liabilities: The company anticipates that it will be able to generate revenue and use it to satisfy its current and future obligations
2. Losses and working capital: The company expects to experience seasonal losses, however, it expects to generate positive working capital.
3. Dependence on revenues and financing: The company's ability to continue as a going concern in the next twelve months depends on its ability to sustain revenues and/or obtain sufficient financing to meet its obligations and achieve profitable operating results
4. Management's plans: The company's management has evaluated the situation and intends to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts

The financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $163,413 and $136,224 in cash and cash equivalents as of December 31, 2022, and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials, work-in-progress and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2022 and December 31, 2023 consisted of the following: raw materials $712,151, 516,732; work-in-progress $25,944, $18,553; and finished goods $508,416, $674,728; respectively.

Prepayments

Prepayments pertain to the Company's payroll advance and prepaid expenses. Prepaid expenses are recorded at cost. The Company had prepayments of $190,614 and $171,178 as of December 31, 2022, and December 31, 2023, respectively.

Other Current Assets

Other current assets pertain to the Company's short-term security deposits, royalties and other receivables. Other current assets are recorded at cost. The Company had other current assets of $23,642 and $32,862 as of December 31, 2022, and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Machines and Production Equipment	3-6	971,943	(648,464)	-	323,479
Custom Machinery	5	504,054	(490,222)	-	13,832
Office Furniture	5	280,392	(253,509)	-	26,883
Leasehold Improvements	3-7	119,622	(55,281)	-	64,341
Computers and Equipment	3	276,519	(172,704)	-	103,815
Grand Total	**-**	**2,152,530**	**(1,620,180)**	**-**	**532,350**

Intangible Assets

Capitalized Internal-Use Software Costs: The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

Right to Use Assets: The Company is required to follow the guidance of Accounting Standards Codification for the right to use assets in ASC Topic 842, titled "Leases." ASC 842 introduced significant changes to lease accounting, requiring lessees to recognize most leases on their balance sheets as right-of-use assets and lease liabilities. This standard applies to both lessees and lessors and provides guidance on how to recognize, measure, present, and disclose leases in financial statements.

A summary of the Company's Intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Software and Digital Images	3-10	883,521	(255,195)	-	628,326
Capital Lease	5	1,851,786	(1,082,751)	-	769,035
Grand Total	**-**	**2,735,307**	**(1,337,946)**	**-**	**1,397,363**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling printed digital images which are sold in wholesale and retail markets. The Company's payments are generally collected 30-60 days from the time of product shipment.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, which is when the significant risks and rewards of ownership have been transferred to the buyer and collectibility is reasonably assured.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expense

Payroll expense consists of payroll and related expenses for employees and independent contractors.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2023, the Company had outstanding subordinated debt payable to the company owner and other related parties in the amount of $1,679,272. The balance is interest bearing ranging from 8% to 12% with long term maturity dates in 2024-2027. See details in Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company leases its office space under a 8.5-year operating lease requiring monthly payments. The current lease expires on May 14, 2025. The Company also leases various production equipment under 5-year capital leases requiring monthly payments. The leases expire in 2023-2027.

Summary of lease payments schedule.

Year	Office	Equipment (Capital Lease)	Total
2021	$745,115	$292,644	$1,037,759
2022	$767,468	$320,892	$1,088,360
2023	$788,521	$347,868	$1,136,389
2024	$812,177	$347,868	$1,160,045
2025	$278,847	$324,236	$603,083
2026	-	$181,325	$181,325
2027	-	$68,380	$68,380

NOTE 5 – LIABILITIES AND DEBT

<u>Short Term Debt</u>

Note 1: The Company originally entered into a Revolving Credit Facility on February 15, 2019, and subsequently amended the agreement on May 26, 2022, whereby the lender from time to time, makes advances to the borrower. A/R allowable amount is the lesser of A/R Borrowing Base - eighty-five percent (85%) of the Net Face Amount of eligible accounts and the A/R Maximum Commitment - $1,750,000. Inventory Allowable Amount is the lesser of the Inventory Borrowing Base - twenty-five percent (25%) of the Eligible inventory and the Inventory Maximum Commitment - $400,000. The Company had outstanding balances of $1,061,141 and $892,388 as of December 31, 2022 and December 31, 2023, respectively.

Note 2: On July 22, 2023, the Company entered into a loan agreement with a loan amount of $464,000, payable in 12 months with 12.99% annual interest rate. The Company had an outstanding balance of $364,739 as of December 31, 2023.

Related Party (Subordinated Debt):

Subordinated debt - During the year ended December 31st, 2023, the Company had outstanding subordinated debt payable to the company owner and other related parties in the amount of $1,679,272. The balance is an interest bearing ranging from 8% to 12% with long term maturity dates in 2024-2027. See Note 3 for additional information.

Long Term Debt:

Note 1: On September 05, 2023, the Company entered into a loan agreement with a loan amount of $400,000, payable in 36 months with 2% monthly interest rate.

Note 2: On December 08, 2023, the Company entered into a Revenue Purchase Agreement with a loan amount of $250,000, for a purchased amount of $342,500, payable in a weekly frequency at an amount of $8,563. The debt balance is $237,499 and includes unamortized debt issue costs of $12,550 as of December 31, 2023.

Note 3: On December 15, 2023, the Company entered into a loan agreement where the lender agreed to nullify all accrued commissions due in February 2023 up to October 2023 totaling $278,578. The loan shall be due and demandable on December 20, 2026 with an interest rate of 10% per annum. The interest rate increases to 12% if one payment is missed, 15% if two payments are missed, and 18% if three payments are missed.

Note 4: On September 25, 2023, for value received, the Company promises to pay the principal sum of seventy thousand one hundred fifty-three and 13/100 dollars ($70,153), together with interest until maturity, at the rate of 12.70% per annum for a term of 36 months whereas first 3 months shall include interest payment only.

Note 5: On July 16, 2020, Small Business Administration authorized a loan or Loan Modification to Lantern Press, LLC in the amount of two million and 00/100 Dollars ($2,000,000). Installment payments, including principal and interest, of $9,899. Monthly, will begin twenty-four (24) months from the date of the Original Note. The balance of principal and interest will be payable Thirty (30) years from the date of the Original Note. Interest will accrue at the rate of 3.75% per annum. The effectivity of the note is on October 15, 2021. The Company had an outstanding loan of $2,000,000 as of December 31, 2023.

Note 6: On December 18, 2023, the Company entered into a second amendment to Lease agreement, where the landlord agrees to defer a portion of the deferred rent. Monthly installment of $2,824 of the deferred rent shall be payable on or before the first day of each calendar month beginning May 2024 until November 2025. The balance on this lease is $993,363, which includes $212,098 of deferred rent as of December 31, 2023.

5 Year Debt Maturities	
Year	Grand Total
2024	$523,584
2025	$1,254,575
2026	$697,886
2027	$176,906
2028	$0
Thereafter	$2,000,000
Totals	$4,652,952

NOTE 6 – EQUITY

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's members regarding its financial commitments is restricted to the capital each member has invested in the Company. Aaron Morris, is the original sole member and owner of the company having 100% interest ownership.

Contributions. In exchange for its membership interest, the member made the contributions to the capital of the company. The member may make such further contributions as deemed necessary or appropriate for the operation of the Company and new Members may make such contributions as shall be required as part of their becoming Members.

Dissolution. The company shall be dissolved upon the election of a majority of the Members.

Termination. The managing member shall comply with all requirements of applicable law pertaining to the winding up of the affairs of the Company and the final distribution of its assets. Upon completion of the winding up, liquidation and distribution of the assets, the Company shall be deemed terminated.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 9, 2024, the date these financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF LANTERN PRESS

Artful Keepsakes, Thoughtfully Made

Lantern Press creates original, hand-drawn artwork on thoughtful keepsakes and gifts, with 5,000 retail doors, 1M+ DTC customers, & $19.6M revenue in 2023.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


LANTERN PRESS
ARTFUL CONSUMER PRODUCT COMPANY WITH A PROVEN TRACK RECORD OF SUCCESS

$0 Raised

REASONS TO INVEST

- Established customer base of 5,000+ stores — find us in gift shops from the Space Needle to Yellowstone. Our long-standing relationships include North America's most iconic parks, tourist attractions & resorts.
- Proven business model with demonstrated growth. 2023 yielded $19.6M in revenue, 809 net new retail doors, and 74% gross margin on our top 10 products, continuing the momentum of our 9.85% CAGR 2018-2023.*
- Our ever-growing library of 74,000+ original images is an asset that has generated $139M to date.* We believe it sets us apart from competitors, and powers continued growth through market penetration, expansion, & licensing.

*Revenue growth is not guaranteed and should not be seen as an indicator of future success.

Get Equity
$2.50 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$250	$24.5M

TEAM



Aaron Morris • Founder, CEO, and Director

Aaron has been a serial entrepreneur since the beginning, starting multiple businesses from a young age. His appreciation for artwork and domestic production, coupled with the learnings from several successful startups has created the perfect environment for ...
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Lisa Lindley • Vice President of Human Resources (Part-Time)

With 20+ years of HR experience, Lisa excels in senior management roles, aligning HR with strategic business goals, fostering culture, & building strong relationships. Lisa brings a mix of HR functions to high-growth companies with a bottom-line orientation. ...
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Justin Yeck • Vice President of Sales

As the VP of Sales at Lantern Press, Justin oversees all aspects of Wholesale Sales, Customer Support, & Marketing, including 100+ field reps. With 8+ years of experience in senior-level sales positions, Justin has a track record of expanding revenue growth &...
Read More

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

THE PITCH

Bringing Together Art, Product, & Sustainability To Connect People With Their Memorable Experiences

MEANINGFUL PRODUCTS


LANTERN PRESS
MEMORY GAME
PROTECT OUR NATIONAL PARKS
Die-Cut Sticker Pack
YOSEMITE
BIG BEND
Arizona
Maui
Bar Harbor
YOSEMITE
SAGUARO
ARCHES
SEQUOIA
EXPLORE OUR NATIONAL PARKS
GRAND TETON
OLYMPIC
ZION
GLACIER
HAWAII
ACADIA
YELLOWSTONE
SAN FRANCISCO
CALIFORNIA
CLARETCUP CACTUS

Be an owner in what we believe to be one of the most recognized, respected, and vast commercial artwork collections ever created.

Our art is hand-drawn by Lantern Press artists to connect people with their travels, passions, and unforgettable experiences. It is optimistic at heart and resonates with the explorer, dreamer, and wanderer in all of us.

ART AS AN ASSET

Our unique hand-drawn images fuel our product catalog.


Bacara by the Sea

74K
IMAGES

30.6M
SKU'S

$139M
REVENUE TO DATE


NORTH CASCADES
YOSEMITE
SAGUARO
ARCHES
CRATER LAKE
GREAT SMOKY
SEQUOIA
DEATH VALLEY
BRYCE CANYON
EXPLORE
OUR
NATIONAL PARKS
HAWAII
GRAND TETON
JOSHUA TREE
DENALI
GLACIER
BADLANDS
ZION
OLYMPIC
EVERGLADES
GRAND CANYON
YELLOWSTONE
ACADIA


JOSHUA TREE
NATIONAL PARK

The Lantern Press library of more than 74,350 images generates a massive catalog of 30,632,200 SKUs, driving revenue in multiple channels including retail, wholesale, and licensing for a total of $139 million to date. This library is constantly growing through customer requests for custom art and our proactive identification of market opportunities; we average over 6,000 new images per year.

These images are created by hand, with intention, and often in partnership with our customers. We believe our image library is a key point of differentiation from our competitors. We're able to scale the efforts of our creative team using efficient processes and innovative technology.

From park visitors to postcard collectors, people recognize and love Lantern Press imagery.

We develop meaningful products with innovation, quality, and sustainability in mind. Lantern Press products are keepsakes for those who seek to remember, relive, and share their most cherished experiences. We honor this significance by creating products that are long-lasting, high quality, and carry minimal impact on the earth.

We're proud of our artwork; we won't put it on just anything.

Diversified, Innovative, and Nimble

DIVERSIFIED BUSINESS MODEL


78%
WHOLESALE
20%
ECOMMERCE
2%
LICENSING

WHOLESALE

- Independent Retailers
- Iconic Destinations
- General Gift
- National Parks
- Cruise & Airport

ECOMMERCE

- Lantern Press Website
- Marketplaces

LICENSING

1,000 to 1 *and* **1 to 1,000 Capability**
We believe a distinctive element of Lantern Press is the elasticity of our business model. We have the print-on-demand manufacturing capacity to serve a single customer ordering hundreds of a particular product – or thousands. At the same time, we're able to fulfill the direct-to-consumer orders of thousands of individuals ordering a single artwork on a single product.

This means that we're able to serve customers across the spectrum:

- **Individual e-commerce customers** can order a single Lantern Press product with their choice of tens of thousands of images.
- **Small, independent retailers** can merchandise their stores with products representing their specific area and audience, with a low minimum order quantity.
- **Popular destinations and larger retailers** have the volume to unlock our custom artwork program, enabling them to collaborate with us for statement imagery tailored to their location.
- **Large, multi-door retailers** can benefit from our custom and existing art library, as well as our capability for flexible order volume that scales to their needs.

We feel this versatility gives us a unique competitive advantage and offers us diverse ways to expand our market share.

Wholesale Foundation
Our relationship with independent retailers, public lands, iconic destinations, and major retail outlets is the foundation of our strength. Approximately 78% of our business is in the wholesale channel. In 2023, we shipped over 20,000 wholesale orders, and grew by 809 net retail doors.

Lantern Press can currently be found in more than 5,000 stores, including the gift shops of national parks and retailers such as REI, LL Bean, Bass Pro Shops, and Cabella's. We've also collaborated with major cultural players like Warner Brothers to create commemorative artwork and products.

We're proud of our deep relationships with some of the most iconic and recognizable entities in North America.

Beyond traditional products like postcards and puzzles, we're continually innovating, producing over 50 different product types and exploring new manufacturing possibilities. Our collaboration with platforms like Canva and our ability to customize and print individual orders reflect our commitment to sustainable practices.

But Lantern Press goes beyond just beautiful products. We're passionate about sustainability, using recycled materials, organic cotton, and FSC-certified paper to full color print on a shirt that is roughly equivalent to 6 recycled water bottles. We've also partnered with 1% for the Planet to protect the very landscapes that inspire our art. Plus, our in-house manufacturing guarantees high-quality, American-made treasures that leave a gentle footprint on the planet.

DEEP RELATIONSHIPS

We're proud of our work with some of the most iconic and recognizable entities in North America.

ART WE CREATED IN COLLABORATION:


THE
MEMPHIS PYRAMID
TENNESSEE
Bass Pro Shops
Ducks Unlimited


Outdoor World
Bass Pro Shops
Fabulous
LAS VEGAS
NEVADA

Direct-to-Consumer (DTC) Support
Our business model is diversified further by the DTC channel. With a robust presence on our own website as well as marketplaces like Etsy and Amazon, DTC comprises approximately 20% of our business. Thus far, we have shipped to more than 1.1 million unique customers through direct channels.

Licensing Potential
Lantern Press currently licenses artwork to two companies, collectively contributing $2 million annually in revenue from which we receive royalties. This is an area of opportunity that we believe we have the potential for growth in the future.

Innovation
Established customers, products, and a robust library of artwork doesn't mean we rest on our laurels — far from it. We are always exploring new technical advances and building new relationships within an ever-evolving marketplace.

We Are Nimble
In 2020, much of our business took a hit when the pandemic halted tourism and travel. So, we pivoted.

We saw a consumer market desperate for wholesome home entertainment and connection. Seizing the opportunity, we learned to make jigsaw puzzles and brought them to market in Q1 of 2020. The result: in 2020 we sold $11.4 million in online sales and kept our employees working. At one point, we were selling a puzzle every 10 seconds on Amazon.

SMART PIVOT TO CORE PRODUCT



Explore More
#2
BEST-SELLING PRODUCT
PUZZLE
ARCHES
$3.6M
2023 REVENUE

Today, puzzles are a core part of our assortment. They're our #2 best-selling product, contributing $3.6 million in revenue in 2023.

Efficiency At Work
How do we manage our huge library of artwork, continued growth, and a flexible print-on-demand business model?

We employ a sophisticated AWS server environment with 34 servers producing hundreds of thousands of product mockups, print files, and API transmissions annually. We utilize print automation, file batch automation, and digital asset management throughout the business. Order systems are heavily automated with scheduled tasks, leveraging technology for efficiency and accuracy.

We put technology to work to scale output and maximize profitability, freeing our creative team to create.

We Are Expansive
Building upon our strong foundation in souvenirs, we identified an opportunity to leverage our quality products and elevated illustrations to reach the gift market. In 2022, we launched the Firelight Collection with optimistic, broad appeal artwork. These on-trend, storytelling designs are perfect for gifts, special occasions, and general enjoyment. In addition, we continue to drive creative work independently of customer requests as a means of reaching untapped market potential.

THE MARKET & OUR TRACTION

Capturing the Expanded Market


LANTERN PRESS
BY THE NUMBERS
A proven track record of success.
1.1M+
RETAIL CUSTOMERS
5K+
CURRENT WHOLESALE DOORS
$139M
ALL TIME REVENUE
$1.75M
SECURED FUNDING
1.3M+
ECOMM LISTINGS
73K+
ARTWORKS CREATED
80M
PRODUCTS SHIPPED TO DATE
9.85%
CAGR (2018-2023)

**The financial metrics including but not limited to revenue, customer base expansion, and products shipped, represent historical data and are not a guarantee of future performance or success.*

Our vision is Lantern Press in every home. With 1,069,972 DTC customers and 70.5 million products shipped to wholesale customers, we believe we're well on our way. In fact, check your refrigerator door or vacation scrapbook – we're probably already there!

As we look toward future growth, we are targeting the Global Retail Market, valued at $28,344.5 billion in 2023 (Source). Within this consumer product retail market, the tourism, hospitality, and resort industries continue to expand. According to WTTC's Travel & Tourism Economic Impact 2023 Global Trends Report, the GDP contribution of the U.S. Travel & Tourism sector grew by 16.9% in 2022, to reach $2 trillion (Source). A McKinsey study predicts the travel and tourism GDP to grow 5.8% per year on average between 2022 and 2032, outpacing the overall economy by an expected 2.7% per year (Source).

Our growth strategy over the past four years was the expansion of our store presence from 3,266 doors in 2020 to 4,965 doors in 2023. We succeeded in this expansion, and are now focusing on profitability and strong +EBITDA to bolster our future. Funds from this raise will serve to help us meet increasing demand with some of the highest possible margins, in part through buying raw materials in large quantities.

HAND-CRAFTED IN SEATTLE







Many of our products are created onsite at our Seattle headquarters. This 35,340 square-foot manufacturing facility is equipped with state-of-the-art printers and automation for cutting, binding, and packaging. This allows us close supervision of quality, as well as management of production and shipping. We also strategically partner with third-party makers when it amplifies our efficiency and product selection.

Where possible we source domestically, like our best-selling magnets made with steel from the Midwest and printed in Seattle on FSC-certified U.S. paper.

Product development is continuous, with a north star of sustainability. Moving beyond traditional products like postcards, we have grown to offer over 50 product types — some that pioneered new manufacturing techniques.

For example, we recently launched eco apparel using direct-to-garment (DTG) printing. These garments use industry-leading REPREVE fabric (tees) and recycled fabric (hoodies), leading to great savings in water use and waste reduction. As one of the first to successfully deploy DTG, we're able to combine rich color, a soft hand, and low margins with a low-waste, eco-friendly approach to custom garment printing – a value proposition we believe no competitor is prepared to match.

This eye toward sustainability isn't an afterthought – it's woven into the very fabric of our operations and products. From our print-on-demand business model to organic cotton, we are constantly seeking ways to do the right thing. And because we'll never reach zero impact, we also partner with 1% for the Planet to donate a portion of sales directly to public lands.

WHY INVEST

A Future As Bright As Our Artwork

SUCCESS STORY


CANYONLANDS
National Park

“It was the artwork that first caught my eye as I entered their booth at the Las Vegas Souvenir and Gift Show in 2012. Drawn in by the clean presentation of custom artwork, I struck up a dialog and together we developed a product line for sales in our national park stores in southeastern Utah. We began with a modest selection and have grown the line to 92 SKUs, greatly increasing sales every year since.

Sam Wainer
Canyonlands National Park

**The above testimonial may not be representative of the opinion or of the experience of other Lantern Press customers and is not a guarantee of future performance or success.*

Some things are common across the human experience, like the power of art to spark our emotions. The transcendence of an object that recalls our favorite moments. The clarity of a memory created by adventure.

With travel, tourism, and gift industries on a growth trajectory, these are experiences shared by more people every day. We believe our extraordinary artwork, diversified business model, entrepreneurial spirit, and focus on sustainability positions us well to grow in tandem with this cultural movement.

SUCCESS STORY


DENALI NATIONAL PARK & PRESERVE
WONDER LAKE

> "It is a great point to us and our partners that recycled materials are used where they can and that any waste from production is recycled. If there is ever a product development project that Lantern Press can do versus offshoring it, I always choose Lantern Press.

Mark Bailey
Alaska Geographic

**The above testimonial may not be representative of the opinion or of the experience of other Lantern Press customers and is not a guarantee of future performance or success.*

We feel we are an established leader in this space – join us as we fulfill our vision of *Lantern Press in every home*, and help millions connect with their most meaningful adventures and aspirations.

00:29

ABOUT

HEADQUARTERS
4225 2nd Ave. S
Seattle, WA 98134

WEBSITE
View Site

Lantern Press creates original, hand-drawn artwork on thoughtful keepsakes and gifts, with 5,000 retail doors, 1M+ DTC customers, & $19.6M revenue in 2023.

TERMS

Lantern Press

Overview

PRICE PER SHARE
$2.50

VALUATION
$24.5M

DEADLINE
Jul. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$250

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
6,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Loyalty Bonus | 5% Bonus Shares

As you are a previous investor, family, friend, staff, or sales rep with Lantern Press, you are eligible for additional bonus shares.

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Time-Based Perk

Early Bird 1

Invest $500+ within the first week and receive 5% bonus shares.

Early Bird 2

Invest $1,000+ within the first week and receive 10% bonus shares.

Early Bird 3

Invest $2,500+ within the first week and receive 15% bonus shares.

Early Bird 4

Invest $25,000+ within the first week and receive 25% bonus shares.

Early Bird 5

Invest $250+ within the first two weeks and receive $50 gift card.

Early Bird 6

Invest $1,000+ within the first two weeks and receive 5% bonus shares.

Early Bird 7

Invest $2,500+ within the first two weeks and receive 10% bonus shares.

Early Bird 8

Invest $25,000+ within the first two weeks and receive 20% bonus shares.

Mid Campaign Perk

FLASH PERK - Invest $500+ in weeks 6 & 7 and receive a limited edition National Park Puzzle

Volume-Based Perks

Tier 1

Invest $1000+ and receive a $50 Lantern Press gift card.

Tier 2

Invest $2,500+ and receive a $100 Lantern Press gift card + 3% bonus shares.

Tier 3

Invest $5,000+ and work with us directly to curate a personal gift basket of our products with artwork you love valued at $500 + 5% bonus shares.

Tier 4

Invest $10,000+ and receive an Exclusive Collection of Premium Postcards featuring our favorite 100 Illustrations we've ever created + 10% bonus shares.

Tier 5

Invest $25,000+ and receive the Postcard Collection + Full Tour of the Lantern Press Facility w/ Meet & Greet with the Teams + 15% bonus shares.

Tier 6

Invest $50,000+ and receive Postcard Collection + Tour + We'll create a fully custom illustration of your home, vacation home, office, or any other landmark that is meaningful to you! + 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Lantern Press Holdings, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus and the Reservation Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Lantern Press.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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@ 2024 All Rights Reserved

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

AARON MORRIS (V.O.)

Whether it's at your local bookstore...

DING

National retailers like REI and LL Bean...

DING

America's most iconic tourist destinations...

DING

Or the Lantern Press website...

DING *DING* *DING*

You can find a Lantern Press product virtually anywhere.

AARON MORRIS (REVEAL):

When you invest in Lantern Press, you become an owner in one of the most celebrated commercial art collections ever created.

I'm Aaron Morris, CEO and founder of Lantern Press. I've grown and sold startups across e-commerce and digital media for nearly 3 decades. And for over half that time, I've been guiding this team of passionate artists and makers. Here at Lantern Press, we print and manufacture eco-friendly keepsakes with our original hand-drawn artwork.

Chances are, you've come across our work—with 80 million products out there, maybe one's already in your home. Our Seattle hub is at the heart of it all, serving a full stack of 5,000 retail stores and 1 million DTC customers.

It's here that our operational efficiency has fueled a steady 9.8% CAGR from 2018 to 2023, and a robust 74% gross product margin on our leading sellers.

But as with most things in business, it hasn't always been easy the past 18 years. It's taken grit and determination to get us to where we are today.

Take 2020, or instance—

When the world paused during COVID, the tourism industry that drove the majority of our sales vanished overnight. So, what did we do?

We adjusted our production model to meet one of the biggest trends to come out of the pandemic—puzzles. We started printing, gluing, and cutting puzzles on the fly to ship to customers across the country. And just 2 weeks later, we were trending on Amazon, at one point selling a puzzle every 10 seconds.

When it was all said and done, our ability to adapt helped us rake in $11.4 million in online sales in 2020.

On the back of this success, we're leaning into our commitment to quality and sustainability to become a household name. After all, we're not just selling souvenirs: we're capturing moments. Like the first time you set eyes on the Grand Canyon in person. We believe that every keepsake should be worthy of the memory it evokes.

That's why we craft our products with the utmost respect for the environment. We proudly source from domestic suppliers whenever possible, use FSC-certified paper, and support public lands with at least 1% of sales from select collections.

Last year this approach netted us 809 new retail stores and $19.6 million in transactions. Now, we're shifting our focus to maximize the earnings we generate from every person who trusts our products.

With an injection of capital at this stage, our plan is to leverage operational excellence to drive further growth and profitability, landing new licensing deals, and develop exciting new products that will push us into new markets.

Join us in delighting customers everywhere with meaningful keepsakes that stand the test of time.

Invest in Lantern Press today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FILED
Secretary of State
State of Washington
Date Filed: 03/15/2024
Effective Date: 03/15/2024
UBI No: 605 400 067

LANTERN PRESS HOLDINGS, INC.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

Pursuant to the Washington Business Corporation Act, RCW 23B, as now or hereafter in effect (the "***Act***"), the undersigned, as Incorporator of this corporation, hereby adopts the following Articles of Incorporation of: **LANTERN PRESS HOLDINGS, INC.**, a Washington corporation:

ARTICLE I.
NAME

The name of this corporation shall be: **LANTERN PRESS HOLDINGS, INC.** (the "***Corporation***").

ARTICLE II.
DURATION

The duration of the Corporation shall be perpetual unless dissolved by operation of law or otherwise.

ARTICLE III.
PURPOSE

The purpose of the Corporation is to engage in any business or activity which may lawfully be conducted by a corporation organized under the Act.

ARTICLE IV.
AUTHORIZED CAPITAL STOCK

4.1 **Common Stock**. The Corporation shall have authority to issue 12,900,000 shares, each share having no par value (the "***Common Stock***"). Each share of Common Stock shall entitle the holder of such share to one (1) vote on all matters submitted to the shareholders of the Corporation for their approval. Except as otherwise provided in these Articles or otherwise required by applicable law, all shares of Common Stock shall be identical in all respects and shall entitle the holders of such stock to the same rights and privileges, subject to the same qualifications, limitations, and restrictions.

Upon the filing and effectiveness (the "***Effective Time***") of these Amended and Restated Articles of Incorporation pursuant to the Washington Business Corporation Act, each share of Common Stock issued and outstanding immediately prior to the Effective Time will, automatically and without any action on the part of the respective holders thereof, be split and converted into eight thousand five hundred and ten (8,510) shares of Common Stock.

4.2 **Distributions**. Holders of the Corporation's Common Stock shall have the right to receive dividends out of funds legally available therefore at such times and in such amounts as the Board of Directors may determine in its sole discretion and to receive the net assets of the Corporation upon dissolution, with each share of Common Stock participating in each case on a pro rata basis.

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

ARTICLE V.
PRE-EMPTIVE RIGHTS DENIED

Shareholders of the Corporation shall not have statutory preemptive rights to acquire additional shares of stock or securities convertible into shares of stock issued by the Corporation.

ARTICLE VI.
CUMULATIVE VOTING DENIED

Shareholders of the Corporation shall not have the right to cumulate votes in the election of members of the Board of Directors.

ARTICLE VII.
SHAREHOLDER ACTION WITHOUT A MEETING

Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting or a vote if either:

(a) the action is taken by written consent of all shareholders entitled to vote on the action; or

(b) so long as the Corporation is not a public company (as defined in RCW 23B.01.400), the action is taken by written consent of shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted.

To the extent that the Act requires prior notice of any such action to be given to nonconsenting or nonvoting shareholders, such notice shall be made prior to the date on which the action becomes effective, as required by the Act. The form of the notice shall be sufficient to apprise the nonconsenting or nonvoting shareholder of the nature of the action to be effected, in a manner approved by the Board of Directors or by the committee or officers to whom the Board of Directors has delegated that responsibility.

ARTICLE VIII.
DIRECTORS

The duties, number, term, qualifications and manner of election of members of the Board of Directors will be fixed by or in the manner provided in the Bylaws of the Corporation.

ARTICLE IX.
BYLAWS

Authority to make and amend the Bylaws of the Corporation is expressly vested in the Board of Directors, subject to the power of the shareholders to change or repeal such Bylaws or any portion of such Bylaws.

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

ARTICLE X.
LIMITATION OF LIABILITY OF DIRECTORS

No director shall be personally liable to the Corporation or its shareholders for monetary damages for his or her conduct as a director, which conduct takes place on or after the date this Article X becomes effective, provided that this provision shall not eliminate or limit the liability of a director for (a) acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (b) conduct violating RCW 23B.08.310 (relating to liability of directors for unlawful distributions), or (c) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If, after this Article X becomes effective, the Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be deemed eliminated or limited to the fullest extent permitted by the Act, as so amended without any requirement of further action by the shareholders. Any amendment to or repeal of this Article X shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. This provision shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date this Article X becomes effective.

ARTICLE XI.
INDEMNIFICATION

11.1 **Indemnification and Advancement of Expenses**. Pursuant to RCW 23B.08.560 and 23B.08.570, the Corporation shall indemnify each director and officer of the Corporation, and each controller of the Corporation or other employee or agent performing a similar function, made a party to a proceeding, to the full extent not prohibited by applicable law (whether now or hereafter in force), against any and all liability, costs and expenses, including reasonable attorneys' fees, to which such individual may become subject because the individual is or was a director, officer, employee or agent of the Corporation, and shall obligate itself to advance or reimburse expenses incurred in such a proceeding, without regard to the limitations in RCW 23B.08.510 through RCW 23B.08.550 or any other limitation that may hereafter be enacted to the extent such limitation may be disregarded if authorized by the Articles of Incorporation, to the full extent and under all circumstances permitted by applicable law; *provided that* the Corporation shall not indemnify any individual from or on account of (a) acts or omissions of such individual finally adjudged to be intentional misconduct or a knowing violation of law; (b) conduct of such individual finally adjudged to be in violation of RCW 23B.08.310 (relating to liability of directors for unlawful distributions); or (c) any transaction with respect to which it is finally adjudged that such individual personally received a benefit in money, property or services to which such individual was not legally entitled. The Corporation shall pay for or reimburse the reasonable expenses of each director and officer of the Corporation, and each controller of the Corporation or other employee or agent performing a similar function, who is party to a proceeding in advance of final disposition of the proceeding if: (i) such individual furnishes the Corporation a written affirmation of such individual's good faith belief that the individual has met the standard of conduct described in RCW 23B.08.520; and (ii) the individual furnishes the Corporation a written undertaking, executed personally or on the individual's behalf, to repay the advance if it is ultimately determined that the individual did not meet the standard of conduct. The right to indemnification and advancement of expenses conferred in this Article XI shall be a contract right,

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

and shall not be exclusive of any other right that any person may have or hereafter acquire under or by any statute, provision of the Articles of Incorporation or Bylaws, general or specific action of the Board or shareholders, contract or otherwise.

11.2 **Protection of Rights Existing at Time of Repeal or Modification**. The right to indemnification conferred in this ARTICLE XI shall not be eliminated or impaired by an amendment to or repeal of this ARTICLE XI after the occurrence of the act or omission that is the subject of the proceeding for which indemnification or advancement of expenses under that provision is sought.

ARTICLE XII.
CERTAIN SHAREHOLDER VOTING REQUIREMENTS

Any matter that requires the vote of the shareholders under the Act must be approved by the affirmative vote of two-thirds (2/3) of all the votes entitled to be cast by each voting group of shareholders entitled to vote thereon.

ARTICLE XIII.
AMENDMENT

The amendment or repeal of any provisions contained in these Articles of Incorporation shall require the affirmative vote of shareholders holding shares representing two-thirds (2/3) of the Common Stock, voting together as a single voting group. All rights of shareholders of the Corporation and all powers of directors of the Corporation are granted subject to this reservation.

ARTICLE XIV.
REGISTERED AGENT

The registered agent and the registered office address of the Corporation are:

KTC Service Corporation
701 Fifth Avenue
Suite 3300
Seattle, WA 98104

ARTICLE XV.
INCORPORATOR

The name and address of the incorporator are:

Stephen S. McKay
701 Fifth Avenue, Suite 3300
Seattle, Washington 98104

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

The undersigned has executed these Amended and Restated Articles of Incorporation as of the date set forth below.

Dated: March 13, 2024.

DocuSigned by:
Aaron Morris
2CFD7F9D3032431...

AARON MORRIS, President

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

UBI: 605-400-067

LANTERN PRESS HOLDINGS, INC.

OFFICER'S CERTIFICATE TO AMENDED & RESTATED ARTICLES OF INCORPORATION

In accordance with RCW 23B.10.060 and RCW 23B.10.070(4), the undersigned officer of **LANTERN PRESS HOLDINGS, INC.**, a Washington corporation (the "***Corporation***"), submits this certificate to accompany the Amended and Restated Articles of Incorporation, which include amendments requiring shareholder approval.

1. The name of the Corporation as it appears on the records of the Secretary of State is Lantern Press Holdings, Inc.

2. The provisions of the existing Articles of Incorporation of the Corporation are amended in their entirety to read as set forth in the attached Amended & Restated Articles of Incorporation.

3. The Amended & Restated Articles of Incorporation were adopted as of March 13, 2024.

4. The amendments were duly approved by the shareholders and directors of the Corporation in accordance with RCW 23B.10.030, RCW 23B.10.040 and RCW 23B.10.070.

DATED: March 13, 2024.

DocuSigned by:
Aaron Morris
2CED7E9D3032431

AARON MORRIS, President

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

LANTERN PRESS HOLDINGS, INC.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

Pursuant to the Washington Business Corporation Act, RCW 23B, as now or hereafter in effect (the "***Act***"), the undersigned, as Incorporator of this corporation, hereby adopts the following Articles of Incorporation of: **LANTERN PRESS HOLDINGS, INC.**, a Washington corporation:

ARTICLE I.
NAME

The name of this corporation shall be: **LANTERN PRESS HOLDINGS, INC.** (the "***Corporation***").

ARTICLE II.
DURATION

The duration of the Corporation shall be perpetual unless dissolved by operation of law or otherwise.

ARTICLE III.
PURPOSE

The purpose of the Corporation is to engage in any business or activity which may lawfully be conducted by a corporation organized under the Act.

ARTICLE IV.
AUTHORIZED CAPITAL STOCK

4.1 **Common Stock**. The Corporation shall have authority to issue 12,900,000 shares, each share having no par value (the "***Common Stock***"). Each share of Common Stock shall entitle the holder of such share to one (1) vote on all matters submitted to the shareholders of the Corporation for their approval. Except as otherwise provided in these Articles or otherwise required by applicable law, all shares of Common Stock shall be identical in all respects and shall entitle the holders of such stock to the same rights and privileges, subject to the same qualifications, limitations, and restrictions.

Upon the filing and effectiveness (the "***Effective Time***") of these Amended and Restated Articles of Incorporation pursuant to the Washington Business Corporation Act, each share of Common Stock issued and outstanding immediately prior to the Effective Time will, automatically and without any action on the part of the respective holders thereof, be split and converted into eight thousand five hundred and ten (8,510) shares of Common Stock.

4.2 **Distributions**. Holders of the Corporation's Common Stock shall have the right to receive dividends out of funds legally available therefore at such times and in such amounts as the Board of Directors may determine in its sole discretion and to receive the net assets of the Corporation upon dissolution, with each share of Common Stock participating in each case on a pro rata basis.

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

ARTICLE V.
PRE-EMPTIVE RIGHTS DENIED

Shareholders of the Corporation shall not have statutory preemptive rights to acquire additional shares of stock or securities convertible into shares of stock issued by the Corporation.

ARTICLE VI.
CUMULATIVE VOTING DENIED

Shareholders of the Corporation shall not have the right to cumulate votes in the election of members of the Board of Directors.

ARTICLE VII.
SHAREHOLDER ACTION WITHOUT A MEETING

Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting or a vote if either:

(a) the action is taken by written consent of all shareholders entitled to vote on the action; or

(b) so long as the Corporation is not a public company (as defined in RCW 23B.01.400), the action is taken by written consent of shareholders holding of record, or otherwise entitled to vote, in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted.

To the extent that the Act requires prior notice of any such action to be given to nonconsenting or nonvoting shareholders, such notice shall be made prior to the date on which the action becomes effective, as required by the Act. The form of the notice shall be sufficient to apprise the nonconsenting or nonvoting shareholder of the nature of the action to be effected, in a manner approved by the Board of Directors or by the committee or officers to whom the Board of Directors has delegated that responsibility.

ARTICLE VIII.
DIRECTORS

The duties, number, term, qualifications and manner of election of members of the Board of Directors will be fixed by or in the manner provided in the Bylaws of the Corporation.

ARTICLE IX.
BYLAWS

Authority to make and amend the Bylaws of the Corporation is expressly vested in the Board of Directors, subject to the power of the shareholders to change or repeal such Bylaws or any portion of such Bylaws.

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

ARTICLE X.
LIMITATION OF LIABILITY OF DIRECTORS

No director shall be personally liable to the Corporation or its shareholders for monetary damages for his or her conduct as a director, which conduct takes place on or after the date this Article X becomes effective, provided that this provision shall not eliminate or limit the liability of a director for (a) acts or omissions that involve intentional misconduct by the director or a knowing violation of law by the director, (b) conduct violating RCW 23B.08.310 (relating to liability of directors for unlawful distributions), or (c) any transaction from which the director will personally receive a benefit in money, property or services to which the director is not legally entitled. If, after this Article X becomes effective, the Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be deemed eliminated or limited to the fullest extent permitted by the Act, as so amended without any requirement of further action by the shareholders. Any amendment to or repeal of this Article X shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal. This provision shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date this Article X becomes effective.

ARTICLE XI.
INDEMNIFICATION

11.1 **Indemnification and Advancement of Expenses**. Pursuant to RCW 23B.08.560 and 23B.08.570, the Corporation shall indemnify each director and officer of the Corporation, and each controller of the Corporation or other employee or agent performing a similar function, made a party to a proceeding, to the full extent not prohibited by applicable law (whether now or hereafter in force), against any and all liability, costs and expenses, including reasonable attorneys' fees, to which such individual may become subject because the individual is or was a director, officer, employee or agent of the Corporation, and shall obligate itself to advance or reimburse expenses incurred in such a proceeding, without regard to the limitations in RCW 23B.08.510 through RCW 23B.08.550 or any other limitation that may hereafter be enacted to the extent such limitation may be disregarded if authorized by the Articles of Incorporation, to the full extent and under all circumstances permitted by applicable law; *provided that* the Corporation shall not indemnify any individual from or on account of (a) acts or omissions of such individual finally adjudged to be intentional misconduct or a knowing violation of law; (b) conduct of such individual finally adjudged to be in violation of RCW 23B.08.310 (relating to liability of directors for unlawful distributions); or (c) any transaction with respect to which it is finally adjudged that such individual personally received a benefit in money, property or services to which such individual was not legally entitled. The Corporation shall pay for or reimburse the reasonable expenses of each director and officer of the Corporation, and each controller of the Corporation or other employee or agent performing a similar function, who is party to a proceeding in advance of final disposition of the proceeding if: (i) such individual furnishes the Corporation a written affirmation of such individual's good faith belief that the individual has met the standard of conduct described in RCW 23B.08.520; and (ii) the individual furnishes the Corporation a written undertaking, executed personally or on the individual's behalf, to repay the advance if it is ultimately determined that the individual did not meet the standard of conduct. The right to indemnification and advancement of expenses conferred in this Article XI shall be a contract right,

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

and shall not be exclusive of any other right that any person may have or hereafter acquire under or by any statute, provision of the Articles of Incorporation or Bylaws, general or specific action of the Board or shareholders, contract or otherwise.

11.2 **Protection of Rights Existing at Time of Repeal or Modification**. The right to indemnification conferred in this ARTICLE XI shall not be eliminated or impaired by an amendment to or repeal of this ARTICLE XI after the occurrence of the act or omission that is the subject of the proceeding for which indemnification or advancement of expenses under that provision is sought.

ARTICLE XII.
CERTAIN SHAREHOLDER VOTING REQUIREMENTS

Any matter that requires the vote of the shareholders under the Act must be approved by the affirmative vote of two-thirds (2/3) of all the votes entitled to be cast by each voting group of shareholders entitled to vote thereon.

ARTICLE XIII.
AMENDMENT

The amendment or repeal of any provisions contained in these Articles of Incorporation shall require the affirmative vote of shareholders holding shares representing two-thirds (2/3) of the Common Stock, voting together as a single voting group. All rights of shareholders of the Corporation and all powers of directors of the Corporation are granted subject to this reservation.

ARTICLE XIV.
REGISTERED AGENT

The registered agent and the registered office address of the Corporation are:

KTC Service Corporation
701 Fifth Avenue
Suite 3300
Seattle, WA 98104

ARTICLE XV.
INCORPORATOR

The name and address of the incorporator are:

Stephen S. McKay
701 Fifth Avenue, Suite 3300
Seattle, Washington 98104

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

The undersigned has executed these Amended and Restated Articles of Incorporation as of the date set forth below.

Dated: March 13, 2024.

DocuSigned by:
Aaron Morris
2CFD7F9D3032431...

AARON MORRIS, President

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Amount Received: $130.00

WASHINGTON
Secretary of State
Corporations & Charities Division

Overnight address by commercial carrier:
801 Capitol Way S Olympia, WA 98501-1226
Mailing Address (ALL USPS):
PO Box 40228 Olympia, WA 98504-0234
Tel: 360.725.0377

Front Desk Transaction Request From

☐ Front Desk Wait ($100 fee for Immediate Service)

☐ Routine (Drop Off - 10-14 business days)

☑ Expedite ($100 fee Drop Off - 2-3 Business Days)

Name: FAIRCHILD RECORD SEARCH, LTD.

Address: 3400 CAPITOL BLVD SE, SUITE 101, TUMWATER, WA 98501

Phone: 360-786-8775; 800-547-7007

Email: wacorp@recordsearch.com

UBI Number	Business Entity Name	Type of Request
605 400 067	LANTERN PRESS HOLDINGS, INC.	F

Type of Transactions:

☐ A. Formation/Articles/Registration

☐ B. Amendment

☐ C. Merger, Conversion, Domestication

☐ D. Annual Report, Amended Report, Reinstatement

☐ E. Apostille or Authentication - Country: ______________

☑ F. Other: AMENDED AND RESTATED

☐ G. Long Form Certificate of Existence

☐ H. Short Form Certificate of Existence

☐ I. Photo Copies ☐ Charter Docs ☐ Other: ______________

☐ J. Certified Copies ☐ Charter Docs ☐ Other: ______________

SERVICE TYPE	FEE
Filing	
Filing	
APO	
Certificates	
Records	
Other	
Other	
Expedite Fee	
TOTAL DUE:	

NOTES:

Work Order #: 2024031400191761 - 1
Received Date: 03/14/2024
Revised 10/2023
Amount Received: $130.00

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Lantern Press is taking reservations for a possible, upcoming round. Join the waitlist today.

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GET A PIECE OF LANTERN PRESS

Artful Keepsakes, Thoughtfully Made

Lantern Press creates original, hand-drawn artwork on thoughtful keepsakes and gifts, with 5,000 retail doors, 1M+ DTC customers, & $19.6M revenue in 2023.

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



LANTERN PRESS
ARTFUL CONSUMER PRODUCT COMPANY WITH A PROVEN TRACK RECORD OF SUCCESS

$74,448.51 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- shops from the Space Needle to Yellowstone. Our long-standing relationships include North America's most iconic parks, tourist attractions & resorts.
- Proven business model with demonstrated growth. 2023 yielded $19.6M in revenue, 809 net new retail doors, and 74% gross margin on our top 10 products, continuing the momentum of our 9.85% CAGR 2018-2023.*
- Our ever-growing library of 74,000+ original images is an asset that has generated $139M to date.* We believe it sets us apart from competitors, and powers continued growth through market penetration, expansion, & licensing.

*Revenue growth is not guaranteed and should not be seen as an indicator of future success.

Reserve Now

$74,448.51

43

TEAM



Aaron Morris • Founder, CEO, and Director

Aaron has been a serial entrepreneur since the beginning, starting multiple businesses from a young age. His appreciation for artwork and domestic production, coupled with the learnings from several successful startups has created the perfect environment for ...

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Lisa Lindley • Vice President of Human Resources (Part-Time)

With 20+ years of HR experience, Lisa excels in senior management roles, aligning HR with strategic business goals, fostering culture, & building strong relationships. Lisa brings a mix of HR functions to high-growth companies with a bottom-line orientation. ...

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Justin Yeck • Vice President of Sales



As the VP of Sales at Lantern Press, Justin oversees all aspects of Wholesale Sales, Customer Support, & Marketing, including 100+ field reps. With 8+ years of experience in senior-level sales positions, Justin has a track record of expanding revenue growth &...
Read More

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

THE PITCH

Bringing Together Art, Product, & Sustainability To Connect People With Their Memorable Experiences


MEANINGFUL PRODUCTS
MEMORY GAME
Arizona
YOSEMITE
EXPLORE OUR NATIONAL PARKS
OLYMPIC
SAN FRANCISCO
CALIFORNIA

Be an owner in what we believe to be one of the most recognized, respected, and vast commercial artwork collections ever created.

Our art is hand-drawn by Lantern Press artists to connect people with their travels, passions, and unforgettable experiences. It is optimistic at heart and resonates with the explorer, dreamer, and wanderer in all of us.

ART AS AN ASSET

Our unique hand-drawn images fuel our product catalog.


Bacara by the Sea

74K
IMAGES

30.6M
SKU'S

$139M
REVENUE TO DATE





The Lantern Press library of more than 74,350 images generates a massive catalog of 30,632,200 SKUs, driving revenue in multiple channels including retail, wholesale, and licensing for a total of $139 million to date. This library is constantly growing through customer requests for custom art and our proactive identification of market opportunities; we average over 6,000 new images per year.

These images are created by hand, with intention, and often in partnership with our customers. We believe our image library is a key point of differentiation from our competitors. We're able to scale the efforts of our creative team using efficient processes and innovative technology.

From park visitors to postcard collectors, people recognize and love Lantern Press imagery.

We develop meaningful products with innovation, quality, and sustainability in mind. Lantern Press products are keepsakes for those who seek to remember, relive, and share their most cherished experiences. We honor this significance by creating products that are long-lasting, high quality, and carry minimal impact on the earth.

We're proud of our artwork; we won't put it on just anything.

Diversified, Innovative, and Nimble

DIVERSIFIED BUSINESS MODEL


78%
WHOLESALE
20%
ECOMMERCE
2%
LICENSING

WHOLESALE
- Independent Retailers
- Iconic Destinations
- General Gift
- National Parks
- Cruise & Airport

ECOMMERCE
- Lantern Press Website
- Marketplaces

LICENSING

1,000 to 1 *and* **1 to 1,000 Capability**
We believe a distinctive element of Lantern Press is the elasticity of our business model. We have the print-on-demand manufacturing capacity to serve a single customer ordering hundreds of a particular product – or thousands. At the same time, we're able to fulfill the direct-to-consumer orders of thousands of individuals ordering a single artwork on a single product.

This means that we're able to serve customers across the spectrum:

- **Individual e-commerce customers** can order a single Lantern Press product with their choice of tens of thousands of images.
- **Small, independent retailers** can merchandise their stores with products representing their specific area and audience, with a low minimum order quantity.
- **Popular destinations and larger retailers** have the volume to unlock our custom artwork program, enabling them to collaborate with us for statement imagery tailored to their location.
- **Large, multi-door retailers** can benefit from our custom and existing art library, as well as our capability for flexible order volume that scales to their needs.

We feel this versatility gives us a unique competitive advantage and offers us diverse ways to expand our market share.

Wholesale Foundation

Our relationship with independent retailers, public lands, iconic destinations, and major retail outlets is the foundation of our strength. Approximately 78% of our business is in the wholesale channel. In 2023, we shipped over 20,000 wholesale orders, and grew by 809 net retail doors.

Lantern Press can currently be found in more than 5,000 stores, including the gift shops of national parks and retailers such as REI, LL Bean, Bass Pro Shops, and Cabella's. We've also collaborated with major cultural players like Warner Brothers to create commemorative artwork and products.

We're proud of our deep relationships with some of the most iconic and recognizable entities in North America.

Beyond traditional products like postcards and puzzles, we're continually innovating, producing over 50 different product types and exploring new manufacturing possibilities. Our collaboration with platforms like Canva and our ability to customize and print individual orders reflect our commitment to sustainable practices.

But Lantern Press goes beyond just beautiful products. We're passionate about sustainability, using recycled materials, organic cotton, and FSC-certified paper to full color print on a shirt that is roughly equivalent to 6 recycled water bottles. We've also partnered with 1% for the Planet to protect the very landscapes that inspire our art. Plus, our in-house manufacturing guarantees high-quality, American-made treasures that leave a gentle footprint on the planet.

DEEP RELATIONSHIPS

We're proud of our work with some of the most iconic and recognizable entities in North America.

ART WE CREATED IN COLLABORATION:


WB
Laramie Street
Backlot Set
Warner Bros. Studios
Burbank, California

Direct-to-Consumer (DTC) Support

Our business model is diversified further by the DTC channel. With a robust presence on our own website as well as marketplaces like Etsy and Amazon, DTC comprises approximately 20% of our business. Thus far, we have shipped to more than 1.1 million unique customers through direct channels.

Licensing Potential

Lantern Press currently licenses artwork to two companies, collectively contributing $2 million annually in revenue from which we receive royalties. This is an area of opportunity that we believe we have the potential for growth in the future.

Innovation
Established customers, products, and a robust library of artwork doesn't mean we rest on our laurels — far from it. We are always exploring new technical advances and building new relationships within an ever-evolving marketplace.

We Are Nimble
In 2020, much of our business took a hit when the pandemic halted tourism and travel. So, we pivoted.

We saw a consumer market desperate for wholesome home entertainment and connection. Seizing the opportunity, we learned to make jigsaw puzzles and brought them to market in Q1 of 2020. The result: in 2020 we sold $11.4 million in online sales and kept our employees working. At one point, we were selling a puzzle every 10 seconds on Amazon.


SMART PIVOT TO CORE PRODUCT
Explore More
#2
BEST-SELLING PRODUCT
PUZZLE
ARCHES
$3.6M
2023 REVENUE

Today, puzzles are a core part of our assortment. They're our #2 best-selling product, contributing $3.6 million in revenue in 2023.

Efficiency At Work
How do we manage our huge library of artwork, continued growth, and a flexible print-on-demand business model?

We employ a sophisticated AWS server environment with 34 servers producing hundreds of thousands of product mockups, print files, and API transmissions annually. We utilize print automation, file batch automation, and digital asset management throughout the business. Order systems are heavily automated with scheduled tasks, leveraging technology for efficiency and accuracy.

We put technology to work to scale output and maximize profitability, freeing our creative

We put technology to work to scale output and maximize profitability, freeing our creative team to create.

We Are Expansive

Building upon our strong foundation in souvenirs, we identified an opportunity to leverage our quality products and elevated illustrations to reach the gift market. In 2022, we launched the Firelight Collection with optimistic, broad appeal artwork. These on-trend, storytelling designs are perfect for gifts, special occasions, and general enjoyment. In addition, we continue to drive creative work independently of customer requests as a means of reaching untapped market potential.

THE MARKET & OUR TRACTION

Capturing the Expanded Market



LANTERN PRESS
BY THE NUMBERS
A proven track record of success.
1.1M+ RETAIL CUSTOMERS
5K+ CURRENT WHOLESALE DOORS
$139M ALL TIME REVENUE
$1.75M SECURED FUNDING
1.3M+ ECOMM LISTINGS
73K+ ARTWORKS CREATED
80M PRODUCTS SHIPPED TO DATE
9.85% CAGR (2018-2023)

**The financial metrics including but not limited to revenue, customer base expansion, and products shipped, represent historical data and are not a guarantee of future performance or success.*

Our vision is Lantern Press in every home. With 1,069,972 DTC customers and 70.5 million products shipped to wholesale customers, we believe we're well on our way. In fact, check your refrigerator door or vacation scrapbook – we're probably already there!

As we look toward future growth, we are targeting the Global Retail Market, valued at $28,344.5 billion in 2023 (Source). Within this consumer product retail market, the tourism, hospitality, and resort industries continue to expand. According to WTTC's Travel & Tourism Economic Impact 2023 Global Trends Report, the GDP contribution of the U.S. Travel & Tourism sector grew by 16.9% in 2022, to reach $2 trillion (Source). A McKinsey study predicts the travel and tourism GDP to grow 5.8% per year on average between 2022 and 2032, outpacing the overall economy by an expected 2.7% per year (Source).

Our growth strategy over the past four years was the expansion of our store presence from 3,266 doors in 2020 to 4,965 doors in 2023. We succeeded in this expansion, and are now focusing on profitability and strong +EBITDA to bolster our future. Funds from this raise will serve to help us meet increasing demand with some of the highest possible margins, in part through buying raw materials in large quantities.

HAND-CRAFTED IN SEATTLE







Many of our products are created onsite at our Seattle headquarters. This 35,340 square-foot manufacturing facility is equipped with state-of-the-art printers and automation for cutting, binding, and packaging. This allows us close supervision of quality, as well as management of production and shipping. We also strategically partner with third-party makers when it amplifies our efficiency and product selection.

Where possible we source domestically, like our best-selling magnets made with steel from the Midwest and printed in Seattle on FSC-certified U.S. paper.

Product development is continuous, with a north star of sustainability. Moving beyond traditional products like postcards, we have grown to offer over 50 product types — some that pioneered new manufacturing techniques.

For example, we recently launched eco apparel using direct-to-garment (DTG) printing. These garments use industry-leading REPREVE fabric (tees) and recycled fabric (hoodies), leading to great savings in water use and waste reduction. As one of the first to successfully deploy DTG, we're able to combine rich color, a soft hand, and low margins with a low-waste, eco-friendly approach to custom garment printing – a value proposition we believe no competitor is prepared to match.

This eye toward sustainability isn't an afterthought – it's woven into the very fabric of our operations and products. From our print-on-demand business model to organic cotton, we are constantly seeking ways to do the right thing. And because we'll never reach zero impact, we also partner with 1% for the Planet to donate a portion of sales directly to public lands.

WHY INVEST

A Future As Bright As Our Artwork

SUCCESS STORY


CANYONLANDS
National Park



> It was the artwork that first caught my eye as I entered their booth at the Las Vegas Souvenir and Gift Show in 2012. Drawn in by the clean presentation of custom artwork, I struck up a dialog and together we developed a product line for sales in our national park stores in southeastern Utah. We began with a modest selection and have grown the line to 92 SKUs, greatly increasing sales every year since.

Sam Wainer
Canyonlands National Park

**The above testimonial may not be representative of the opinion or of the experience of other Lantern Press customers and is not a guarantee of future performance or success.*

Some things are common across the human experience, like the power of art to spark our emotions. The transcendence of an object that recalls our favorite moments. The clarity of a memory created by adventure.

With travel, tourism, and gift industries on a growth trajectory, these are experiences shared by more people every day. We believe our extraordinary artwork, diversified business model, entrepreneurial spirit, and focus on sustainability positions us well to grow in tandem with this cultural movement.

SUCCESS STORY


DENALI NATIONAL PARK & PRESERVE
WONDER LAKE

> It is a great point to us and our partners that recycled materials are used where they can and that any waste from production is recycled. If there is ever a product development project that Lantern Press can do versus offshoring it, I always choose Lantern Press.

Mark Bailey
Alaska Geographic

**The above testimonial may not be representative of the opinion or of the experience of other Lantern Press customers and is not a guarantee of future performance or success.*

We feel we are an established leader in this space – join us as we fulfill our vision of *Lantern Press in every home*, and help millions connect with their most meaningful adventures and aspirations.


LANTERN
PRESS
00:29

ABOUT

HEADQUARTERS
4225 2nd Ave. S
Seattle, WA 98134

WEBSITE
View Site

Lantern Press creates original, hand-drawn artwork on thoughtful keepsakes and gifts, with 5,000 retail doors, 1M+ DTC customers, & $19.6M revenue in 2023.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Lantern Press.

$250

Reservations Bonus

Reservation Holders in the Testing the Waters Page will receive 5%

RESERVE TODAY | LANTERN PRESS® | start engine



A MESSAGE FROM
Aaron Morris

First, I would like to thank everyone for the encouragement, support, and enthusiasm during this exciting time at Lantern Press. Words can't express how much it means to me to have such an incredible community of supporters. Thank you.

There are so many great reasons to **invest in Lantern Press**. I'm biased, so I'll let the numbers speak for themselves.

We have an **established customer base of 5,000+ stores** — find us in gift shops from the Space Needle to Yellowstone. Our long-standing relationships include North America's most iconic parks, tourist attractions & resorts. You can also find us in local boutiques and major retailers.

We've created amazing art in collaboration with our customers, like these:


WARNER BROS. STUDIOS
Burbank, California
© & TM WBEI. (S22)

We have built a company with **a proven business model**, demonstrating rapid growth. 2023 yielded $19.6M in revenue, 809 net new retail doors, and 74% gross margin on our top 10 products, continuing the momentum of our 9.85% CAGR 2018-2023.

With an injection of capital at this stage, we plan to leverage operational excellence to drive further growth and profitability.

LANTERN PRESS

BY THE NUMBERS

A proven track record of success.

1.1M+ RETAIL CUSTOMERS	**5K+** CURRENT WHOLESALE DOORS	**$139M** ALL TIME REVENUE	**$1.75M** SECURED FUNDING
1.3M+ ECOMM LISTINGS	**73K+** ARTWORKS CREATED	**80M** PRODUCTS SHIPPED TO DATE	**9.85%** CAGR (2018-2023)

Our ever-growing **library of 74,000+ original images** is an asset that has generated $139M to date. We have experienced how this sets us apart from competitors, and powers continued growth through market penetration, expansion, & licensing. This is your opportunity to be an owner in what we believe to be one of the most recognized, respected, and vast commercial art collections ever created.



OUTER BANKS
NORTH CAROLINA
PREPARE FOR TAKEOFF

ART AS AN ASSET

74K IMAGES

30.6M SKU'S

$139M ALL TIME REVENUE

Reserve your shares today at StartEngine. **As friends and family, you will receive bonus shares as an added perk.** And, if you reserve prior to our public offering in a few weeks, you'll be granted even more bonuses should you choose to invest. That's two more great reasons to visit the link below!

Visit **startengine.com/offering/lanternpress** to learn more and reserve today.

My Best Regards,
Aaron
Founder & CEO | **Lantern Press**

Reserve Today!

LANTERN PRESS®

start engine



BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

RESERVE TODAY | LANTERN PRESS® | start engine



A MESSAGE FROM Aaron Morris

Hi Everyone,
I'm continued to be amazed by the incredible response from so many of you. Thank you again for seeing my vision for LP .... your investment will help make this happen.


5%
FRIENDS AND FAMILY BONUS
BONUS SHARES
When you RESERVE NOW – before we go live to the public.
RESERVATION STAGE ENDS SOON!

Any savvy investor knows that a healthy return on investment is the key to success. We believe that right out of the gate, having extra perks on your reservation of shares adds up in a meaningful way.

Take a look at the graphic below to see how powerful the four types of bonus shares are – it's how you can gain 5%, 10%, 25%, even 50% bonus shares depending on your level of participation.

Remember, bonus shares are zero cost shares – you gain them because of who you are, how much you commit, and how early you reserve your shares.

STACK YOUR SHARES!

There are 4 types bonus shares.

FRIENDS & FAMILY

1. **LOYALTY BONUS:** 5%

RESERVATION STAGE

2. **RESERVATION BONUS:** 5%

INVEST STAGE

3. **TIME-BASED:** Additional shares based on your investment amount ($500 - $25k+) when you invest within the first 2 weeks of our campaign opening to the public.

4. **VOLUME-BASED:** Additional shares based on your investment amount ($2.5k - $50k+).

Potential Scenario One:

Trista is one of my friends on this list, so right away, our Loyalty Bonus of 5% kicks in. During our reservation stage (just a couple more weeks), Trista signed up on Start Engine and became a Reservation Holder, committing $2,500, earning another 5% for reserving today. Once our campaign went public, Trista converted her reservation into an investment within Week One and confirmed $2,500, earning another 15% with the Time-Based Bonus. Due to the amount, Trista hit Tier 2 on the Volume-Based bonus, earning a $100 Gift Card to LanternPress.com and an additional 3%.

Trista will end up with 28% bonus shares, so while her $2,500 at $2.50 per share earns 1,000 shares, Trista will actually be awarded 1,280 shares in Lantern Press stock. At $2.50 per share, those additional 280 shares would have cost Trista an additional $700.

Potential Scenario Two:

Let's say Trista waited when our campaign went live to the public and didn't confirm her reservation in Week One, but waited until Week Two. Her Time-Based bonus shares would go from 15% to 10%. At $2.50 per share, those additional 230 bonus shares would have cost Trista $575.

Potential Scenario Three:

Let's say Scenario Two occurred, but Trista also decided to invest $1,000 instead of $2,500. That would bring her Time-Based bonus shares to 5%, because Time-Based also has a dollar amount associated. In this scenario instead of 28% bonus shares, Trista will earn 15% (5% Family and Friends, 5% for Reservation, and 5% for Time-Based). Her bonus shares would have cost her $150.

POTENTIAL SCENARIOS

See how bonus shares stack.

	Potential Scenario #1	Potential Scenario #2	Potential Scenario #3
% TOTAL BONUS SHARES	+28%	+23%	+15%
BONUS AT $2.50 / SHARE	$700	$575	$150
4. VOLUME-BASED By Investment Amount	+3%	+3%	
3. TIME-BASED Week 1 vs Week 2 By Investment Amount	WEEK 1 +15%	WEEK 2 +10%	WEEK 2 +5%
2. RESERVATION BONUS Ending Soon!	+5%	+5%	+5%
1. LOYALTY BONUS	+5%	+5%	+5%
	$2,500 Investment	$2,500 Investment	$1,000 Investment

As you can see, the rewards for acting early and higher participation become very compelling. We hope these Bonus Perks give you the extra incentive to participate!

Visit **startengine.com/offering/lanternpress** reserve your shares today!

My Best Regards,

Aaron

Founder & CEO | **Lantern Press**

Reserve Today!

LANTERN PRESS®

start engine



Investment Incentives

Loyalty Bonus | 5% Bonus Shares
As you are a previous investor, family, friend, staff, or sales rep with Lantern Press, you are eligible for additional bonus shares.

Reservations Bonus | 5% Bonus Shares
Reservation Holders in the Reservation Stage will receive 5% bonus shares.

Time-Based Perk

Early Bird 1
Invest $500+ within the first week and receive 5% bonus shares.

Early Bird 2
Invest $1,000+ within the first week and receive 10% bonus shares.

Early Bird 3

Invest $2,500+ within the first week and receive 15% bonus shares.
Early Bird 4
Invest $25,000+ within the first week and receive 25% bonus shares.
Early Bird 5
Invest $250+ within the first two weeks and receive [$50 gift card].
Early Bird 6
Invest $1,000+ within the first two weeks and receive 5% bonus shares.
Early Bird 7
Invest $2,500+ within the first two weeks and receive 10% bonus shares.
Early Bird 8
Invest $25,000+ within the first two weeks and receive 20% bonus shares.

Volume-Based Perk
Tier 1
Invest $1000+ and receive a $50 Lantern Press gift card.
Tier 2
Invest $2,500+ and receive a $100 Lantern Press gift card + 3% bonus shares.
Tier 3
Invest $5,000+ and work with us directly to curate a personal gift basket of our products with artwork you love valued at $500 + 5% bonus shares.
Tier 4
Invest $10,000+ and receive an Exclusive Collection of Premium Postcards featuring our favorite 100 Illustrations we've ever created + 10% bonus shares.
Tier 5
Invest $25,000+ and receive the Postcard Collection + Full Tour of the Lantern Press Facility w/ Meet & Greet with the Teams + 15% bonus shares.
Tier 6
Invest $50,000+ and receive Postcard Collection + Tour + We'll create a fully custom illustration of your home, vacation home, office, or any other landmark that is meaningful to you! + 20% bonus shares.

Reserve Today!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


RESERVE TODAY
LANTERN PRESS®
start engine



A MESSAGE FROM Aaron Morris

Hi Everyone,
Our equity crowdfunding campaign has been in the reservation stage now for one week and we're very happy to say we've raised $64,892.87 from 31 reservation holders to-date! We are excited for our traction so far and are seeking more reservations to reach our goal of $1.2M to help us fund our efforts.

Thank you to all of our reservation holders who have supported us and believe in our vision: Lantern Press in every home, contributing to and preserving your story and our worlds beauty each day.


WEEK 1
PROGRESS Update
LANTERN PRESS
ARTFUL CONSUMER PRODUCT COMPANY WITH A PROVEN TRACK RECORD OF SUCCESS
$64,892.87 Reserved
OUR GOALS
$1.2M
INVESTED
250+
INVESTORS

I would like to take this opportunity to share more about Lantern Press: our origin story, who we are, and what drives us every day.

For over three decades I've been starting and selling businesses and I can tell you that I've seen success come from three key factors:

1. The business idea
2. The people
3. Our values

Each matters greatly and brings a unique strength to the business. A business will thrive if these three pillars are focused on and nurtured.

The idea of Lantern Press came about in 2005. At the time I owned an art gallery in downtown Seattle. After a sell-out show, a few of us went for an evening stroll and ended up at the Space Needle. We noticed a wall of magnets were imported from Korea and the artwork was decent, but not amazing. I thought to myself, "what if we put fine art like we sell in the gallery on magnets and other keepsakes and make them in the USA? I bet that would be disruptive". We started Lantern Press the next morning.

Within 6 months, Lantern Press was growing so quickly, it took over the art gallery because we needed the space. Lantern Press from day one incorporates our unique and recognizable artwork with thoughtfully made keepsakes and gifts and we believe we do it better than anyone else. We've now created 74,500 images and the catalog is growing every day.

The second pillar of a successful business is the people. Lantern Press has an established network of vendors, partners, and customers. Several thousand people provide everything we need to achieve our ambitious goals. We are successful because of the Lantern Press community that participates in the coordination to sell, design, and manufacture tens of millions of products to ship around the globe. It's in this spirit that I made the decision to do a crowdfunding equity raise. It was the logical next step to for the first time ever sell shares in Lantern Press to the friends, family, customers, vendors, and partners that helped us build Lantern Press as we know it today. I have big ideas and plans for our future, and I'm excited for the opportunity for you to be part of it.

Third, the values of the people at Lantern Press are the heartbeat of the company. It's everything to us and deeply woven into our DNA. It's how I make decisions, it's how we hire new staff, and it's how we work so well together as a vibrant and collaborative team.

I feel it's important to share our values with you, because I think it's important for you to know us, to know who you are investing in. There are many reasons to invest in companies, but I imagine it's just as important to you to know that the company you put your money into has a core set of values that informs their decisions every day. Our values are heart, integrity, innovation, teamwork and excellence and here is what they mean to us.

LANTERN PRESS® *Values*

HEART

We treat everyone with respect and kindness in every interaction and act, behave and talk in a way that builds trust through respect, empathy, genuineness and specificity.

INTEGRITY

We do the right thing, even when nobody is watching, are honest and transparent, and take responsibility for our actions.

INNOVATION

We aspire to be a leader in our industry. We ask, "what's possible" more than "what's acceptable", are agile, and persistent, even when it is difficult.

TEAMWORK

We act as one company. We cooperate with others to achieve the best outcome for the company, are egoless and willing to help where help is needed.

EXCELLENCE

We strive to do exceptional, quality work; we do not cut corners and focus on continuous improvement; we provide and receive feedback to advance ourselves and the business.

Whether you've already invested or not, you should know that we're looking to build a long-term relationship with our investors – and we hope our investors are looking to build a long-term relationship with us. That's why values are at the center of who we are and our north star to our every day. Our ultimate goal is to build long-standing, healthy, and vibrant relationships with our partners.

To learn more about Lantern Press and sign up for our crowdfunding raise:

1. Visit our campaign page **startengine.com/offering/lanternpress.** You'll find more information on our business and growth plan, financials, investor benefits, and a lot more.
2. To make your reservation, **sign-up** for your free StartEngine account.

3. Once signed in, you can select the “Watchlist” button [show graphic] on our campaign page to follow along our journey and receive updates throughout our campaign.

We hope you will consider joining our investor community!

For a limited time, we’re offering bonus rewards to those who reserve now. Head to our campaign page **startengine.com/offering/lanternpress** to learn more about these incentives.

My Best Regards,

Aaron

Founder & CEO | **Lantern Press**

Reserve Today!

LANTERN PRESS®

start engine



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

RESERVE TODAY | LANTERN PRESS® | start engine



CAMPAIGN Q&A WITH Aaron Morris

Hi Everyone,

We continue to hear a lot of excitement around our raise – thank you to the 42 of you that have participated so far! I'm excited to have you participate in our future! I've received some great questions and would like to take this opportunity to do a quick Q+A. My hope is that these answers help you decide to participate in our reservation!

Is StartEngine safe and how do they use my private information?
Yes, StartEngine is safe and takes your personal information very seriously. As a SEC-Registered Funding Portal and member of FINRA, StartEngine does require certain PII data to be gathered. You can learn more in their **Privacy Policy**.

How do I sell my Lantern Press shares at a later time and how does that work?
Per Reg CF regulations, all purchased securities have a one year restriction on trading. After one year, anyone can freely trade their security on the StartEngine Marketplace at **https://marketplace.startengine.com/**. If the company is sold in any kind of "exit" this will also provide the potential for shares being sold.

What will Lantern Press be doing with the money?
Primarily, we are purchasing raw materials to keep up with the strong order demand that is more than our capacity; with an injection of capital at this stage, we believe we can dramatically increase revenue. Focusing on raw materials (blank paper, wood, tote bags, apparel) allows us to fill orders quickly and provide buying power. When we buy 30,000 tote bags instead of 10,000, the business benefits from a better price and higher margins.

Can I share that Lantern Press is doing StartEngine with others?
Yes, you can share with others! We greatly appreciate your support in spreading the news that we are doing this very exciting raise! **Reserve your shares today at StartEngine**. As friends and family, you will receive bonus shares as an added perk. And, if you reserve prior to our public offering coming in a few weeks, you will be granted even more bonuses should you choose to invest.

This is your opportunity to be an owner in what we believe to be one of the most recognized, respected, and vast commercial art collections ever created. Our ever-growing library of 74,000+ original images is an asset that has generated $139M to date. **Reserve today**!

Aaron

Founder & CEO | **Lantern Press**


RESERVE TODAY
LANTERN PRESS®
start engine

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



RESERVE TODAY | LANTERN PRESS® | start engine



A MESSAGE FROM Aaron Morris

Hi Everyone,

Thanks to so many of you for placing reservations. I am grateful for you and look forward to having you on board.

A lot of excitement is building around our investment campaign for Lantern Press – you are all invited to the early Reservation Stage of our campaign. Our campaign is not open to everyone just yet – this is for you - our family and friends circle. This stage ends very soon!

Book your reservation today to receive your 5% bonus shares for early participation. This perk is only available to those who make a reservation.


5%
BONUS SHARES
FRIENDS AND FAMILY • BONUS
When you RESERVE NOW – before we go live to the public.
RESERVATION STAGE ENDS SOON!

There are so many great reasons to invest in Lantern Press.

1. Q1 financials are wrapped up and we achieved our wholesale business goal, breaking $3.7 million in shipped orders – that's up 19% over 2023!
2. April is trending even higher, already at $1.1 million against a goal of $1.45 million.

I would love to have each of you join us. Minimum investment starts at just $250. Visit **startengine.com/offering/lanternpress** to learn more and reserve today.

Thank you again to our amazing community. I appreciate you all so much.

My Best Regards,

Aaron Morris

Founder & CEO | **Lantern Press**


RESERVE TODAY
LANTERN PRESS®
start engine

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.